Form 10-K405, Exhibit 13
period 1996-12-31
INTRAV INC
filed 1997-03-28
CIK 942317

                                                                     Exhibit 13


                                 INTRAV

                                  1996
                              Annual Report

Five-Year Financial Summary
(Amounts in thousands except share and traveler data)

                                                   Year Ended December 31,
                                  --------------------------------------------------------
                                    1996        1995        1994        1993        1992<F*>
INCOME STATEMENT DATA:
Program revenues                  $126,081    $114,845    $108,876    $ 85,900    $ 98,318
Cost of operations                 101,651      91,035      83,934      69,712      79,631
                                  --------------------------------------------------------
Gross profit                        24,430      23,810      24,942      16,188      18,687
Operating income                     5,657       6,888       7,502       2,132       3,886
Net income (loss)                    3,165       4,147       4,379          (2)      1,043
Net income per common share<F**>      0.61        0.80        0.88           -        0.21
Dividends per common share<F**>       0.60        0.25        0.90           -           -

OPERATING DATA:
Number of travelers                 27,334      24,569      22,826      19,354      21,390
Average revenue per traveler      $  4,613    $  4,674    $  4,770    $  4,438    $  4,596
Average gross profit per traveler      894         969       1,093         836         874

BALANCE SHEET DATA:
Cash, cash equivalents and
  marketable securities           $ 14,114    $ 31,224    $ 28,180    $ 18,932    $ 16,039
Total current assets                26,323      41,495      37,280      29,887      27,036
Total assets                        52,594      68,966      62,285      57,711      54,582
Total current liabilities           39,738      47,730      46,557      33,466      29,689
Total long-term debt                 3,000      10,317      11,019      11,731      12,443
Shareholders' equity (deficit)       3,781       4,970        (265)       (389)       (424)

<F*>  Operations conducted as a division of Windsor through September 30,1992.
<F**> Per share data is calculated using 5,195,000 shares outstanding for
      1996; 5,200,000 shares outstanding for 1995; and 5,000,000 shares outstanding for years 1994 and 1993.

      1996 was a significant year for our company. Revenues from INTRAV program operations reached $99.5 million, a record in the company's 38-year history. The increase was due to 2,304 more travelers participating on INTRAV programs in 1996. This is an increase of 14.2%, from 16,192 in 1995 to 18,496 in 1996.

[PHOTO]

      This increase was partially offset by a decrease in the average revenue per traveler, from $5,495 in 1995 to $5,388 in 1996. INTRAV also experienced an increase of 14.1% in the cost of operations, from $73.9 million in 1995 to $84.3 million in 1996. This increase was due to the growth in sales level, higher costs of promoting programs, and higher relative costs associated with the operation of certain cruise programs.

      Gross profit as a percentage of program revenue decreased from 16.9% in 1995 to 15.4% in 1996, and net income declined from $3.5 million in 1995 to $3.0 million in 1996.

      INTRAV has taken significant steps to improve the outlook for our company's performance in the future.

      On December 31, 1996, we completed the acquisition of Clipper Cruise Line. Clipper Cruise Line operates unique cruise itineraries aboard its two ships, M/V Yorktown Clipper and M/V Nantucket Clipper, along the coastal waters of the United States and Canada, and in the Caribbean. These North American itineraries substantially diversify the travel programs currently offered by INTRAV.

      The acquisition of Clipper Cruise Line enhances the overall value and earnings potential of INTRAV. The profile of Clipper's travelers is consistent with that of INTRAV, and the cash flow characteristics of Clipper's operations will enhance INTRAV's cash generation capabilities and strong balance sheet.

      The historical financial statements of Intrav, Inc. contained in this annual report have been restated for all periods prior to the acquisition to reflect the combined financial position and results from operations of Intrav, Inc. and Clipper Cruise Line on a pooling-of-interest basis.

      INTRAV's management remains committed to the excellent service and company performance upon which our 38-year reputation is based. To position INTRAV for the future, the Board of Directors appointed Paul H. Duynhouwer President and Chief Executive Officer of INTRAV in January 1997. Paul has served as President of Clipper Cruise Line since 1989.

      The cash flow characteristics of INTRAV remain strong as evidenced by the $.50 per share dividend paid in 1996. In addition, the acquisition of Clipper Cruise Line was financed primarily with cash generated from our operations.

      With the dedicated efforts of our employees, the support of our valued industry partners and our steadfast commitment to customer service, INTRAV and Clipper Cruise Line look forward to the challenges of the future.


/s/ Barney A. Ebsworth


Barney A. Ebsworth
Chairman of the Board


INTRAV - 1996 Annual Report [1]

Management's Discussion and Analysis

Overview

      INTRAV is a leading designer, organizer, marketer, and operator of deluxe, escorted, international travel programs. These programs are designed to appeal to higher-income individuals desiring first-class travel experiences. Since 1959, nearly 400,000 travelers have participated in the Company's travel programs.
      On December 31, 1996, INTRAV acquired all the outstanding common stock of Clipper Cruise Line from Windsor, Inc., a company controlled by Barney A. Ebsworth, INTRAV's Chairman of the Board and majority stockholder. The Stock Purchase Agreement included an initial payment of approximately $9.9 million and the assumption of indebtedness of $5.5 million owed by Clipper to Windsor, with an additional $0.2 million to be paid on or before March 31, 1997. Additional consideration of up to $3.0 million may be paid to the extent the cumulative net cruise revenues of Clipper exceed $70.0 million in the period January 1, 1997, through December 31, 2000. Due to the common ownership and control of Mr. Ebsworth over both INTRAV and Clipper, the acquisition has been accounted for in a manner similar to the pooling-of-interests method and, accordingly, all financial data has been restated to include the accounts and results of operations of Clipper for all periods prior to the acquisition.
      Clipper is a leading designer, organizer, marketer and operator of deluxe, escorted, domestic and international travel cruises. Similar to INTRAV, its programs are designed to appeal to higher income individuals desiring first-class travel experiences and are primarily marketed via direct mail through sponsoring "affinity groups," or directly to the ultimate traveler. Clipper's travelers cruise primarily on its two cruise ships, the M/V Yorktown Clipper and the M/V Nantucket Clipper.
      For the three years ended December 31, 1996, the Company recorded an average gross profit of $24.4 million and average income before income taxes of $6.2 million, representing 20.9% and 5.2% of average program revenue, respectively.
      Except for the historical information contained herein, the matters discussed herein are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include such factors as the Company's ability to successfully integrate the operations of Clipper; overall economic conditions; reduced demand for the Company's travel programs due to periods of widespread international unrest or other factors; fluctuations in travel program costs after the Company has established the selling prices of such programs; competitors' actions and other risks described in the Company's filings with the Securities and Exchange Commission. In addition, the forward-looking statements assume the continued operation of the two Clipper Cruise Line ships consistent with their recent capacity and cruise price levels. These forward-looking statements represent the Company's judgment as of the date hereof.

Results of Operations

      The following table sets forth for the periods indicated the actual percentages which certain items in the Consolidated Statements of Income bear to program revenues:

Percentage of Program Revenues

                                         Year Ended December 31,
                                      1996        1995        1994
                                     -----------------------------
Program revenues                     100.0%      100.0%      100.0%
Cost of operations                    80.6        79.3        77.1
                                     -----------------------------
Gross profit                          19.4        20.7        22.9
Selling, general and
  administrative                      13.4        13.2        14.3
Depreciation and amortization          1.5         1.5         1.7
                                     -----------------------------
Operating income                       4.5         6.0         6.9
Investment income                      1.3         1.6         1.2
Interest expense                      (1.8)       (2.0)       (1.9)
                                     -----------------------------
Income before income taxes             4.0         5.6         6.2
Income taxes                           1.5         2.0         2.2
                                     -----------------------------
Net income                             2.5%        3.6%        4.0%
                                     =============================

Program Revenues

      Program revenues in 1996 were $126.1 million, compared to $114.8 million and $108.9 million in 1995 and 1994, respectively.
      The 9.8% increase in 1996 from 1995 was due to 2,765 more travelers, an increase of 11.3%, from 24,569 travelers in 1995 to 27,334 in 1996. The increase in travelers was partially offset by a decrease in the average revenue per traveler, from $4,674 in 1995 to $4,613 in 1996 due to a greater percentage of travelers participating on lower-priced trips.

[2] INTRAV - 1996 Annual Report

      The 5.5% increase in 1995 from 1994 was primarily due to 1,743 additional travelers, representing a 7.6% increase from 22,826 travelers in 1994 to 24,569 travelers in 1995. The average revenue per traveler decreased from $4,770 in 1994 to $4,674 in 1995.

Cost of Operations

      Cost of operations includes the costs of airfare, ship, hotel and other accommodations and services included in the base program, as well as costs of optional products and services including sightseeing, program extensions, additional airfare, and medical and educational seminars. Also included are the costs of creating and distributing promotional materials and other promotional expenses for each program.
      Cost of operations totaled $101.7 million in 1996, compared to $91.0 million in 1995 and $83.9 million in 1994. The increases were primarily due to the increased sales levels.
      In 1996, the Company experienced increases in the costs of promoting and operating the programs compared to the 1995 and 1994 operations. The increased promotional expenses resulted from higher paper costs and a greater number of brochures mailed.

Gross Profit

      Gross profit totaled $24.4 million, or 19.4% of program revenue in 1996. This compares to $23.8 million, or 20.7% of program revenue in 1995 and $24.9 million, or 22.9% of program revenue in 1994, respectively.
      The increase in 1996 was due to the increased sales level. This increase was partially offset by the increased cost of promoting the programs and higher operating costs associated with certain cruise programs. The 1995 decrease from 1994 was primarily due to the increased costs of promoting the Around the World departures in 1995 compared to 1994.
      The Company completed three Around the World departures in 1996 and is currently offering two departures of this program in 1997. Assuming the Company does not operate a third departure in 1997 or recognize significant increases in other program activity, the Company would expect its gross profit to be less than the 1996 level.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses, consisting primarily of compensation and related expenses, and office operating expenses, totaled $16.9 million, $15.1 million and $15.6 million in 1996, 1995 and 1994, respectively. These amounts represented 13.4%, 13.2% and 14.3% of program revenues. The 1996 amount included approximately $1.0 million paid to a key employee, pursuant to an existing employment agreement, prior to INTRAV's acquisition of Clipper.

Depreciation and Amortization

      Depreciation and amortization, primarily relating to the cruise ships and internally developed software, totaled $1.9 million, $1.8 million and $1.9 million in 1996, 1995 and 1994, respectively. These amounts represented 1.5%, 1.5% and 1.7% of program revenues.

Investment Income

      Investment income totaled $1.6 million, $1.9 million and $1.3 million in 1996, 1995 and 1994, respectively. The reduced level of investment income in 1996 was due to decreased levels of investable cash generated from operations. In 1996, the Company's average monthly balance of cash and marketable securities was $29.3 million, earning a 5.6% rate of return.
      The anticipated level of investment income for 1997 will be less than historical amounts due to the reduced level of investable cash and marketable securities resulting from the use of available amounts at December 31, 1996 in the acquisition of Clipper Cruise Line.

                                               INTRAV - 1996 Annual Report [3]

Management's Discussion and Analysis

Interest Expense

      Interest expense, consisting of amounts paid on the U.S. Government Guaranteed Financing Bonds, relating to the cruise ships and the outstanding loan balance owed Windsor, totaled $1.9 million, $2.4 million and $2.1 million in 1996, 1995 and 1994, respectively.
      The anticipated level of interest expense for 1997 is expected to be significantly reduced since the U.S. Government Bonds and a major portion of the outstanding loan to Windsor were retired prior to INTRAV acquiring Clipper. Interest expense in 1997 is expected to consist of amounts paid for draws made on the Company's $10.0 million revolving credit facility.

Income Taxes

      The Company's effective tax rates were 35.0%, 35.2% and 34.7% for 1996, 1995 and 1994, respectively. The inclusion of nontaxable interest income and effects of state taxes are the primary factors for the effective tax rate to differ from the statutory federal income tax rate.

Liquidity and Capital Resources

      During 1996, INTRAV continued to fund its operations, capital expenditures and dividend payments through cash flows generated from operations and from retained earnings.
      Net cash provided by operations before working capital items was $5.5 million, $7.0 million and $6.6 million in 1996, 1995 and 1994, respectively. Due to the timing of certain payments for program costs and the receipt of customer deposits associated with future tours, net cash provided by operations, including working capital items, was $1.8 million, $5.2 million and $16.2 million in 1996, 1995 and 1994, respectively.
      Deferred revenue, representing payments received from travelers for tour departures that have not been completed, amounted to $29.1 million at December 31, 1996, representing a 9.0% decrease from $32.0 million at December 31, 1995. This decrease is due to the reduced number of travelers expected to participate on the Trans-Panama Canal program in 1997 compared to 1996. Of this amount, 80.8%, or $23.5 million, relates to tour departures that will be completed by March 31, 1997. The remaining balance relates to tour departures that will be completed from April 1, 1997, through March 31, 1998.
      The Company paid dividends of $3.2 million, $2.8 million and $3.0 million during 1996, 1995 and 1994, respectively.
      During 1996, the Company repurchased 173,600 shares in the open market for an aggregate of $1.4 million.
      INTRAV completed the acquisition of Clipper Cruise Line on December 31, 1996. In connection with this transaction, INTRAV entered into a $10.0 million revolving credit facility agreement. INTRAV financed the acquisition primarily from its working capital, which had the effect of significantly reducing cash and marketable securities at December 31, 1996, and included a $3.0 million draw on the credit facility.

Foreign Currency Hedging Program

      Many of the Company's travel programs necessitate the purchase of services from suppliers located outside the United States and certain of its arrangements with suppliers are denominated in foreign currencies. As a result, the Company is exposed to the risk of fluctuating currency values. To protect the U.S. dollar value of its foreign currency transactions, the Company may enter into "forward contracts" which are commitments to buy foreign currencies in the future at a contracted rate. The Company does not believe that fluctuations in the value of the U.S. dollar in relation to the currency of its suppliers has had a material adverse effect on the Company's results of operations.

Inflation

      Inflation affects the costs incurred by the Company in its purchases of program components from its suppliers and in certain portions of its selling, general and administrative expenses. The Company has offset the effects of inflation through price increases and controlling its expenses. The Company's ability to increase prices is limited by competitive factors as well as the need to maintain acceptable pricing for the markets to which it sells its programs. In management's opinion, inflation has not had a significant impact on the operations in the three years ended December 31, 1996.

[4] INTRAV - 1996 Annual Report

Consolidated Statements of Income
(Amounts in thousands except share data)

                                                                               Years Ended December 31,
                                                                     ----------------------------------------------
                                                                        1996              1995               1994
Program revenues                                                     $ 126,081         $ 114,845          $ 108,876
Cost of operations                                                     101,651            91,035             83,934
                                                                     ----------------------------------------------

Gross profit                                                            24,430            23,810             24,942

Selling, general and administrative  (including related
   party expenses of $985, $1,199, and $947) (Notes 9 and 11)           16,924            15,135             15,587

Depreciation and amortization                                            1,849             1,787              1,853
                                                                     ----------------------------------------------

Operating income                                                         5,657             6,888              7,502

Investment income                                                        1,643             1,883              1,265

Interest expense  (including related party expenses
   of $813, $1,086, $728)                                               (1,904)           (2,370)            (2,058)
                                                                     ----------------------------------------------

Income before provision for income taxes and
   extraordinary item                                                    5,396             6,401              6,709

Provision for income taxes  (Note 6)                                     1,887             2,254              2,330
                                                                     ----------------------------------------------

Net income before extraordinary item                                     3,509             4,147              4,379

Extraordinary item-loss related to early
   extinguishment of debt  (net of tax benefit
   of $194,000) (Note 10)                                                 (344)               --                 --
                                                                     ----------------------------------------------

Net income                                                           $   3,165         $   4,147          $   4,379
                                                                     ==============================================

Net income per common share:
   Income before extraordinary item                                  $    0.68         $    0.80          $    0.88
   Extraordinary item                                                    (0.07)               --                 --
                                                                     ----------------------------------------------

Net income per common share                                          $    0.61         $    0.80          $    0.88
                                                                     ----------------------------------------------

Weighted average number of common shares
   outstanding                                                       5,195,000         5,200,000          5,000,000
                                                                     ==============================================

See accompanying notes to consolidated financial statements.

                                               INTRAV - 1996 Annual Report [5]

Consolidated Balance Sheets
(Amounts in thousands except share data)

                                                             December 31,
                                                       -----------------------
                                                         1996            1995
ASSETS:
Current assets:
   Cash and cash equivalents                           $ 6,670         $12,178
   Restricted cash  (Note 3)                             1,917           2,283
   Marketable securities  (Notes 7 and 8)                  776          12,234
   Restricted marketable securities  (Notes 3 and 8)     4,751           4,529
   Prepaid program costs                                 9,821           8,153
   Prepaid expenses                                        868             532
   Other current assets                                  1,520           1,586
                                                       -----------------------
     Total current assets                               26,323          41,495

Property and equipment - net  (Note 4)                  17,569          18,271
Prepaid promotion costs and other assets                 8,702           9,200
                                                       -----------------------
     Total                                             $52,594         $68,966
                                                       =======================

LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
   Accounts payable                                    $ 3,298         $ 2,869
   Accrued expenses                                      3,897           3,368
   Deferred revenue                                     29,096          31,976
   Income taxes payable                                    616             536
   Payable to Windsor, Inc.  (Notes 1 and 11)              427           5,628
   Current maturities of long term debt                      -             702
   Deferred income taxes  (Note 6)                       2,404           2,651
                                                       -----------------------
     Total current liabilities                          39,738          47,730

Deferred compensation  (Note 9)                          1,012             673
Deferred income taxes  (Note 6)                          5,063           5,276
Long term debt - less current maturities  (Note 10)      3,000          10,317
Commitments and contingencies  (Note 7)                     --              --

Shareholders' equity:
   Preferred stock, $.01 par value - authorized,
     5,000,000 shares;  issued and outstanding, none        --              --
   Common stock, $.01 par value - authorized,
     20,000,000 shares; issued 5,325,000 shares;
     outstanding, 5,151,600 shares in 1996 and
     5,325,000 in 1995                                      53              53
   Additional paid-in capital                           22,189          11,940
   Retained earnings (accumulated deficit)             (17,055)         (7,099)
   Unrealized gain (loss) on marketable securities
      (Note 8)                                              (2)             76
                                                       -----------------------
                                                         5,185           4,970
   Less cost of common stock in treasury, 173,400
     shares in 1996                                     (1,404)              -
                                                       -----------------------
   Total shareholders' equity                            3,781           4,970
                                                       -----------------------
     Total                                             $52,594         $68,966
                                                       =======================

See accompanying notes to consolidated financial statements.

[6] INTRAV - 1996 Annual Report

Consolidated Statements of Cash Flow
(Amounts in thousands)


                                                               Years Ended December 31,
                                                      ------------------------------------------
                                                         1996           1995              1994
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                            $  3,165        $  4,147          $  4,379
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Extraordinary item                                      122              --                --
   Depreciation and amortization                         1,849           1,787             1,853
   Amortization of bond premium                             68              53                78
   Amortization of deferred financing costs                 15              18                18
   Gain on sale of marketable securities                   (62)           (248)                -
   Loss on disposal of equipment                             -              35                34
   Deferred income taxes                                  (415)          1,181               239
Changes in assets and liabilities which provided
  (used) cash:
   Restricted cash                                         366           2,810              (527)
   Prepaid expenses and other assets                    (1,864)         (5,522)            1,132
   Other current assets                                     66             169               332
   Accounts payable and accrued expenses                   958          (1,105)            1,625
   Deferred revenue                                     (2,880)          1,632             6,358
   Deferred compensation                                   340             285               154
   Income taxes payable                                     80              (6)              542
                                                      ------------------------------------------
     Net cash provided by operating activities           1,808           5,236            16,217
                                                      ------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                     (1,120)           (944)             (530)
Sales of marketable securities                          28,200          17,052             6,187
Purchases of marketable securities                     (17,093)        (19,737)           (8,736)
                                                      ------------------------------------------
     Net cash provided by (used in) investing
      activities                                         9,987          (3,629)           (3,079)
                                                      ------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of long term debt                             (11,019)           (712)             (712)
Proceeds from revolving line of credit                   3,000              --                --
Net proceeds from issuance of common stock                  --           2,669                --
Dividends paid                                          (3,182)         (2,831)           (3,000)
Purchase of treasury stock                              (1,404)             --                --
Proceeds from short-term borrowings                         --           3,000               683
Payments on short-term borrowings                           --          (3,000)           (2,617)
Distribution to Windsor, Inc. for acquisition of
 Clipper Cruise Line                                    (9,727)             --                --
Net cash received from (paid to) Windsor, Inc.           5,029           1,337              (400)
                                                      ------------------------------------------
     Net cash provided by (used in) financing
      activities                                       (17,303)            463            (6,046)
                                                      ------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                            (5,508)          2,070             7,092

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD          12,178          10,108             3,016
                                                      ------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD              $  6,670        $ 12,178          $ 10,108
                                                      ==========================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION:
   Cash paid for taxes                                $  1,582        $    580          $  1,198
   Noncash contribution of capital                      10,249              --                --
   Cash paid for interest                                1,847           2,317             1,861

See accompanying notes to consolidated financial statements.

                                               INTRAV - 1996 Annual Report [7]

Consolidated Statements of Shareholders' Equity
(Amounts in thousands except share data)

                                               Common Stock
                                               ------------
                                                                                               Unrealized
                                                                                   Retained       Gain                Total
                                                Number of            Additional    Earnings    (Loss) on              Share-
                                               Outstanding             Paid-In   (Accumulated  Investment  Treasury  holders'
                                                 Shares      Amount    Capital     Deficit)    Securities   Stock     Equity
                                                -----------------------------------------------------------------------------
BALANCES AT JANUARY 1, 1994,
   as previously reported                       5,000,000      $50     $   351     $  1,787     $  36      $    --   $ 2,224
Acquisition of Clipper Cruise Line, treated
   as a pooling-of-interest (Note 1)                   --       --       8,923      (11,581)       --           --    (2,658)
                                                ----------------------------------------------------------------------------
BALANCES AT JANUARY 1, 1994,
   as restated                                  5,000,000       50       9,274       (9,794)       36           --      (434)
Net income                                             --       --          --        4,379        --           --     4,379
Dividends                                              --       --          --       (4,500)       --           --    (4,500)
Unrealized loss on investment
   securities (Note 8)                                 --       --          --           --      (538)          --      (538)
                                                ----------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 1994                   5,000,000       50       9,274       (9,915)     (502)          --    (1,093)
Issuance of common stock                          325,000        3       2,666           --        --           --     2,669
Net income                                             --       --          --        4,147        --           --     4,147
Dividends                                              --       --          --       (1,331)       --           --    (1,331)
Unrealized gain on investment
   securities (Note 8)                                 --       --          --           --       578           --       578
                                                ----------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 1995                   5,325,000       53      11,940       (7,099)       76           --     4,970
Contributed capital (Note 1)                           --       --      10,249           --        --           --    10,249
Acquisition of Clipper Cruise Line (Note 1)            --       --          --       (9,939)       --           --    (9,939)
Net income                                             --       --          --        3,165        --           --     3,165
Dividends paid to INTRAV, Inc. shareholders            --       --          --       (2,596)       --           --    (2,596)
Dividends paid to Windsor, Inc.                        --       --          --         (586)       --           --      (586)
Unrealized loss on investment
   securities (Note 8)                                 --       --          --           --       (78)          --       (78)
Purchase of 173,400 shares of common
   stock for treasury                                  --       --          --           --        --       (1,404)   (1,404)
                                                ----------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 1996                   5,325,000      $53     $22,189     $(17,055)    $  (2)     $(1,404)  $ 3,781
                                                ============================================================================

See accompanying notes to consolidated financial statements.

[8] INTRAV - 1996 Annual Report

Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
(Amounts in thousands except share data)

1. Description of Business and Basis of presentation

      Intrav, Inc. ("INTRAV" or the "Company") is a leading designer, organizer, marketer and operator of deluxe, escorted, international travel programs. The Company's programs are designed to appeal to higher-income individuals desiring first-class travel experiences. The Company markets substantially all of its programs via direct mail through sponsoring
"affinity groups," or directly to the ultimate traveler.
      On December 31, 1996, the Company acquired all the outstanding common stock of Clipper Cruise Line ("Clipper") consisting of Clipper Cruise Line, Inc. ("CCL"), Clipper Adventure Cruises, Inc. ("CAC"), Republic Cruise Line, Inc. ("RCL") and Liberty Cruise Line, Inc. ("LCL") from Windsor, Inc. ("Windsor"), a company controlled by Barney A. Ebsworth, the Company's Chairman of the Board and majority stockholder. The Stock Purchase Agreement included an initial payment of approximately $9,900 and the assumption of indebtedness of $5,500 owed by Clipper to Windsor, with an additional $213 to be paid on or before March 31, 1997. Additional consideration of up to $3,000 may be paid to the extent the cumulative net cruise revenues ("as defined") of Clipper exceed $70,000 in the period January 1, 1997, through December 31, 2000. Due to the common ownership and control of Mr. Ebsworth over both INTRAV and Clipper, the acquisition has been accounted for in a manner similar to the pooling-of-interests method and, accordingly, all financial data has been restated to include the accounts and results of operations of Clipper for all periods prior to the acquisition.
      Clipper is a leading designer, organizer, marketer and operator of deluxe, escorted, domestic and international travel cruises. Similar to INTRAV, its programs are designed to appeal to higher-income individuals desiring first-class travel experiences and are primarily marketed via direct mail through sponsoring "affinity groups," or directly to the ultimate traveler. Clipper's travelers cruise primarily on its two cruise ships from RCL and LCL, and in the past, Clipper has chartered an additional ship from Discoverer Reederei. As used herein, the term "Company" refers to both Intrav, Inc. and Clipper.
      The consolidated financial information does not contain any material adjustments to conform the accounting policies of Clipper to that of the Company. All intercompany transactions have been eliminated.
      Separate net sales, net income and related per share amounts of the separate entities are presented in the following table:

                                    1996              1995            1994
                                  ------------------------------------------
PROGRAM
REVENUES:
   INTRAV                         $ 99,525          $ 88,967        $ 80,355
   Clipper                          26,556            25,878          28,521
                                  ------------------------------------------
     Total                        $126,081          $114,845        $108,876
                                  ==========================================
NET INCOME:
   INTRAV                         $  3,053          $  3,543        $  4,072
   Clipper                             112               604             307
                                  ------------------------------------------
     Total                        $  3,165          $  4,147        $  4,379
                                  ==========================================
NET INCOME PER
COMMON SHARE:
   INTRAV                         $   0.59          $   0.68        $   0.81
   Clipper                            0.02              0.12            0.07
                                  ------------------------------------------
     Total                        $   0.61          $   0.80        $   0.88
                                  ==========================================

2. Summary of Significant Accounting Policies

      PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements of the Company include the accounts of INTRAV and its wholly owned subsidiaries CCL, CAC, RCL and LCL. All significant intercompany accounts and transactions have been eliminated.
      REVENUE RECOGNITION -- Program revenues are recognized as income upon completion of each tour. Deferred revenue consists of amounts received for tours which have not yet been completed.
      PROMOTION AND PROGRAM COSTS -- The Company expenses promotion costs as incurred, except for direct-response advertising. Direct-response advertising and program costs are deferred until the revenue from the related program is recognized. Promotion expenses were $17,712, $13,770 and $13,880 for 1996, 1995 and 1994, respectively.
      CURRENCY HEDGES -- The Company may enter into contracts to buy foreign currencies in the future to protect the U.S. dollar value of certain foreign currency transactions. Except in the infrequent instance of cancellation of non-U.S. currency cost commitments, the Company's practices relating to these contracts do not expose the Company to currency risk from exchange-rate movements because the gains and losses on them offset losses and gains

                                               INTRAV - 1996 Annual Report [9]

Notes to Consolidated Financial Statements

on the cost commitments being hedged. Gains and losses on currency forward contracts are deferred and recognized in the same period as the hedged transactions (see Note 7).
      CASH EQUIVALENTS -- For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
      MARKETABLE SECURITIES -- The Company's marketable securities, including restricted amounts, have been classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized holding gains and losses, net of taxes, reported as a separate component of shareholders' equity.
      PROPERTY, AMORTIZATION AND DEPRECIATION -- Property and equipment is recorded at cost. Amortization and depreciation are computed using accelerated and straight-line methods over the estimated useful lives of the individual assets. Capitalized software costs are amortized over 5 to 8 years, office furniture and equipment is depreciated over 5 to 7 years, and leasehold improvements are amortized over the life of the related lease. The cruise ships are depreciated over 25 years and cruise ship equipment over 5 to 7 years. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, for 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. SFAS No. 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. Adoption of this standard had no material impact on the Company's financial condition or results of operations.
      INCOME TAXES -- Deferred income taxes reflect the tax consequences on future years of differences between tax and financial reporting amounts. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities by applying enacted tax rates applicable to future years in which the differences are expected to reverse.
      Prior to the acquisition discussed in Note 1, Clipper's results of operations were included in the consolidated U.S. Corporate income tax return of Windsor. Clipper's provision for income taxes is computed as if it filed an annual return on a separate company basis. The current portion of the income tax provision is satisfied via a charge or credit to "Payable to Windsor" account. In the future, Clipper will file a consolidated return with INTRAV.
      USE OF MANAGEMENT ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.
      COMPUTATION OF NET INCOME PER COMMON SHARE -- Net income per common share is computed by dividing net income by the weighted average number of shares outstanding. Common share equivalents, in the form of stock options, are excluded from the calculations as they have no materially dilutive effect on the per share amounts.

3. Restricted Cash and Marketable Securities

      U.S. law requires Clipper to maintain financial protection for passenger advance payments for Company-operated cruises embarking in U.S. ports. The Company has established escrow arrangements to comply with the law and has voluntarily extended the escrow protection to all advance passenger payments for such cruises. Under the arrangements, monies received from passengers for cruises are held in escrow accounts until the respective cruises have been completed. At December 31, 1996 and 1995, cash equivalents and marketable securities amounting to $6,668 and $6,812, respectively, were held in escrow.


[10] INTRAV - 1996 Annual Report

4. Property and Equipment

      Property and equipment at December 31, 1996 and 1995, consist of the following:

                                    1996                1995
                                  ----------------------------
Cruise ships                      $ 26,885            $ 26,227
Computer hardware and software       3,642               3,340
Office furniture and equipment       2,542               2,456
Cruise ship equipment                  559                 507
Leasehold improvements                 107                 107
Warehouse facilities                    46                  46
                                  ----------------------------
                                    33,781              32,683
Less accumulated depreciation      (16,212)            (14,412)
                                  ----------------------------
   Total                          $ 17,569            $ 18,271
                                  ============================

5. Operating Leases

      The Company leases various office facilities and equipment under noncancellable operating leases. At December 31, 1996, future minimum payments under these leases with initial or remaining terms of one year or more were:

                              Office
                               Space          Other         Total
                              ------------------------------------
1997                          $  664          $247          $  911
1998                             672            52             724
1999                             697            34             731
2000                             710            17             727
2001 and thereafter              725             3             728
                              ------------------------------------
   Total                      $3,468          $353          $3,821
                              ====================================

      Windsor Management Corporation, as agent for Windsor Real Estate Inc., an affiliated entity, is the lessor of the office space (see Note 11).
      Rental expense for the years ended December 31, 1996, 1995 and 1994, was $866, $955 and $902, respectively.

6. Income Taxes

      Provisions for income taxes consist of the following:

                                      Years Ended December 31,
                                1996          1995            1994
                              ------------------------------------
Current:
   Federal                    $2,174        $1,005          $2,019
   State                         128            68              72
Deferred:
   Federal                      (393)        1,087             237
   State                         (22)           94               2
                              ------------------------------------
     Total                    $1,887        $2,254          $2,330
                              ====================================

      Factors causing the effective tax rate to differ from the statutory federal income tax rate were:

                                     Years Ended December 31,
                                1996          1995            1994
                                ----------------------------------
Statutory rate                  34.0%         34.0%           34.0%
Nontaxable
   interest income              (0.1)         (1.4)           (1.0)
State and local income
   taxes, net of U.S.
   federal income tax
   benefit                       1.1           2.6             1.7
                                ----------------------------------
     Effective rate             35.0%         35.2%           34.7%
                                ==================================

                                              INTRAV - 1996 Annual Report [11]

      The Company's current and noncurrent deferred taxes included in the balance sheets as of December 31, 1996, and 1995, consisted of the following deferred tax assets and liabilities:

                                                  1996
                                     -------------------------------
                                     Deferred   Deferred
                                       Tax        Tax         Net
                                      Assets  Liabilities  Liability
                                     -------------------------------
Property and equipment                $ --      $4,919      $4,919
Promotional costs                       --       2,912       2,912
Accruals                               221          --        (221)
Deferred compensation                  311          --        (311)
Unrealized loss on
  marketable securities                  1          --          (1)
Other                                   --         169         169
                                     -------------------------------
  Total                               $533      $8,000      $7,467
                                     ===============================

Current                               $222      $2,626      $2,404
Noncurrent                             311       5,374       5,063
                                     -------------------------------
  Total                               $533      $8,000      $7,467
                                     ===============================

                                                  1995
                                     -------------------------------
                                     Deferred   Deferred
                                       Tax        Tax         Net
                                      Assets  Liabilities  Liability
                                     -------------------------------
Property and equipment                $ --      $5,025      $5,025
Promotional costs                       --       3,278       3,278
Accruals                               242          --        (242)
Deferred Compensation                  211          --        (211)
Unrealized gain on
  marketable securities                 --          44          44
Other                                   --          33          33
                                     -------------------------------
  Total                               $453      $8,380      $7,927
                                     ===============================

Current                               $242      $2,893      $2,651
Noncurrent                             211       5,487       5,276
                                     -------------------------------
  Total                               $453      $8,380      $7,927
                                     ===============================

7. Commitments and Contingencies

      CHARTER AGREEMENTS --- As of December 31, 1996, the Company had agreements to charter cruise ships and aircraft for its group travel programs in 1997 and 1998 amounting to $10,317. Commitments generally may be canceled with penalties from 10 percent to 100 percent.
      PROFIT-SHARING PLAN --- INTRAV sponsors a profit-sharing plan covering substantially all employees. Clipper participates in a multi-employer profit-sharing plan sponsored by Windsor, Inc., an affiliated company, covering substantially all employees. At their discretion, each Company may match a percentage of the employees' before-tax contributions and may also make nonmatching contributions. An employee is not required to make before-tax contributions in order to receive a company nonmatching contribution. Company contributions, for both companies, which are subject to the discretion of the Board of Directors, amounted to approximately $372, $482 and $820 for 1996, 1995 and 1994, respectively.
      STANDBY LETTERS OF CREDIT --- As of December 31, 1996, the Company had standby letters of credit in place totaling approximately $550. The Company expects that none of its standby letters of credit will be drawn on.
      CURRENCY CONTRACTS --- The Company utilizes foreign currency forward contracts to hedge against fluctuations in the costs of the currencies used for its international travel programs. At December 31, 1996, the Company had contracts to purchase $1,850 (U.S. equivalent) of non-U.S. currencies for 1997 program operations.

8. Marketable Securities

      At December 31, 1996, and 1995, the Company's investments in marketable securities (including restricted amounts) are classified as available-for-sale and include the following:

                                                      1996
                                   ---------------------------------------------
                                   Amortized   Unrealized  Unrealized    Fair
                                     Cost         Gains      Losses      Value
                                   ---------------------------------------------
U.S. Treasury
  and agency
  securities                        $4,759        $ --        $ (7)      $4,752
State and local
  government
  debt securities                      772           4          --          776
                                   ---------------------------------------------
   Total                            $5,531        $  4        $ (7)      $5,528
                                   =============================================


[12] INTRAV - 1996 Annual Report



                                                      1995
                                   -------------------------------------------
                                   Amortized   Unrealized  Unrealized    Fair
                                     Cost         Gains      Losses      Value
                                   -------------------------------------------
U.S. Treasury
  and agency
  securities                       $14,683        $104       $  --     $14,787
State and local
  government
  debt securities                    1,961          15          --       1,976
                                   -------------------------------------------
   Total                           $16,644        $119       $  --     $16,763
                                   ===========================================

      The contractual maturities of debt securities as of December 31, 1996, are as follows:

                                  Amortized      Fair
                                     Cost       Value
                                  --------------------
Less than one year                  $3,260      $3,248
One to five years                    2,271       2,280
                                  --------------------
  Total                             $5,531      $5,528
                                  ====================

      The proceeds from sales of securities were $28,200, $17,052 and $6,187 for 1996, 1995 and 1994, respectively. The gross realized gains and (losses) were $67 and $(4) for 1996, $279 and $(30) for 1995, and $51 and $(97) for
have been included in shareholders' equity were $(123), $905 and $(84) for 1996, 1995 and 1994, respectively. For the purposes of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

9. Deferred Compensation

      Clipper entered into an Incentive Bonus Agreement with one of its key employees on January 1, 1990 (as amended in December 1996), continuing for each full calendar year of empolyment through December 31, 1999. Under the agreement, the empolyee earns a minimum annual deffered bonus of $50 plus 5% of the first $1,000 of annual pre-tax earnings of Clipper (as defined in the agreement) and 10% of any annual pre-tax earnings of Clipper in excess of $1,000. The cumulative bonus amount vests at 10% per year, with vested bonus amount earning interest at 10% per year. The Company recognized expense under this agreement of $340, $285 and $154 for 1996, 1995 and 1994, respectively.
      The agreement also provided for an additional bonus upon the sale of Clipper based on a percentage of the net sales price (as defined). In connection with the acquisition discussed in Note 1, the employee received a bonus of approximately $1,000.

10. Long-term Debt

      At December 31, 1995, long-term debt consisted of two series of United States Government Guaranteed Financing Bonds with an aggregate outstanding balance of $11,019, due in installments through 2012, which carried interest rates from 9.85% to 10.20%. The Company had pledged the cruise ships as collateral under the terms of the agreements.
      In December 1996, the Company prepaid $10,518 to retire the outstanding principal of both series of bonds. As required under the bond agreements, the Company paid an additional $416 prepayment premium for the early retirement of the bonds. Accordingly, the Company recorded an extraordinary loss of $538 ($344 net of taxes) consisting of the prepayment premium and the write-off of deferred financing costs related to the early extinguishment of the debt.
      On December 31, 1996, the Company entered into a $10,000 revolving credit facility agreement with Boatmen's National Bank of St. Louis. The agreement includes a provision for a $1,250 reduction of the available amount on the first anniversary date of the agreement and expires on December 31, 1999. The Company had outstanding borrowings of $3,000 at December 31, 1996.
      The agreement provides that the Company may select among various draw arrangements with varying maturities and interest rates. At December 31, 1996, the interest rate was 8.25%. The Company has pledged its personal property, including the cruise ships, as collateral and must comply with certain financial covenants, under the terms of the agreement.


                                              INTRAV - 1996 Annual Report [13]

Notes to Consolidated Financial Statements

11. Related Party Transactions

      The Company leases its principal offices from Windsor Management Corporation, as agent for Windsor Real Estate, Inc. Windsor Management Corporation and Windsor Real Estate, Inc. are wholly owned subsidiaries of Windsor. The lease expires at December 31, 2001, and includes a renewal option for one additional five-year period. Annual rent under the lease is $664, plus various escalation payments.
      Windsor also provides certain administrative services, principally for employee benefits, legal, tax and insurance matters, for which it charges a fee. Fees paid to Windsor for these services totaled $67, $352 and $110 in 1996, 1995 and 1994, respectively.
      The payable to Windsor is primarily interest-bearing and results from the various transactions between the Company and Windsor. The Company paid interest at rates of 7%, 10.25% and 7% for 1996, 1995 and 1994, respectively.

12. Incentive Stock Plan

      The Company has an incentive stock plan, whereby incentive stock options, nonqualifying stock options, restricted stock and stock appreciation rights may be granted to officers, key employees and outside directors to purchase a specified number of shares of common stock at a price not less than the fair market value at the date of grant and for a term not to exceed 10 years. The maximum number of shares available under the plan is 500,000. During 1995, the Company issued options to purchase an aggregate of 300,000 shares of common stock at an exercise price of $10.50 per share. Each such option vests over a five-year period with 20% vesting each year. During 1997, options to purchase 88,000 shares were forfeited.
      The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1995 consistent with the provisions of SFAS No. 123, the Company's net income per share would have been reduced to the pro forma amounts indicated below:

                                                             1995
Net income - as reported                                    $4,147
                                                            ======
Net income - pro forma                                      $3,709
                                                            ======
Net income per common share - as reported                   $ 0.80
                                                            ======
Net income earnings per common share - pro forma            $ 0.71
                                                            ======

      The fair value of each option grant is estimated on the date of grant using the Black-Scholer option-pricing model with the following assumptions for stock options granted in 1995; dividend yield of 4.76%; expected volatility of 0.37501%; risk-free interest rate of 6.5%; and expected lives of 10 years.

13. Quarterly Results of Operations (Unaudited)

      The results of operations for 1996 and 1995 were as follows:

(Amounts in thousands except share data)

                                                  Quarter Ended
                                                      1996
                                   -------------------------------------------
                                   March 31    June 30     Sept. 30    Dec. 31
                                   -------------------------------------------
Program revenues                   $31,363     $16,449     $42,181     $36,088

Cost of operations                  25,369      13,126      34,230      28,926
                                   -------------------------------------------
Gross profit                       $ 5,994     $ 3,323     $ 7,951     $ 7,162
                                   ===========================================
Net income (loss)                  $ 1,023     $  (751)    $ 2,310     $   582
                                   ===========================================
Net income (loss)
  per share                        $  0.20     $ (0.15)    $  0.44     $  0.12
                                   ===========================================
                                                      1995
                                   -------------------------------------------
                                   March 31    June 30     Sept. 30    Dec. 31
                                   -------------------------------------------
Program revenues                   $27,810     $17,415     $34,343     $35,276

Cost of operations                  22,431      13,511      27,342      27,750
                                   -------------------------------------------
Gross profit                       $ 5,379     $ 3,904     $ 7,001     $ 7,526
                                   ===========================================
Net income                         $   783     $   141     $ 1,696     $ 1,527
                                   ===========================================
Net income
  per share                        $  0.16     $  0.02     $  0.32     $  0.28
                                   ===========================================

[14] INTRAV - 1996 Annual Report

Independent Auditors' Report

To the Board of Directors and Shareholders
Intrav, Inc.

      We have audited the accompanying consolidated balance sheets of Intrav, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Intrav, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


St. Louis, Missouri

February 14, 1997


                                              INTRAV - 1996 Annual Report [15]

General Corporate Information

EXECUTIVE OFFICERS

Paul H. Duynhouwer
President and Chief Executive Officer

Michael A. DiRaimondo
Senior Vice President and Chief Financial Officer

Richard L. Burkemper
Senior Vice President --- Sales and Marketing

Brenda J. Stehle
Senior Vice President --- Operations

DIRECTORS

Barney A. Ebsworth
Chairman of the Board
Intrav, Inc.

Paul H. Duynhouwer
President and Chief Executive Officer
Intrav, Inc.

John B. Biggs
Senior Vice President --- Wealth Management
Boatmen's Trust Company

William H.T. Bush
Chairman of the Board
Bush, O'Donnell & Co., Inc.

Frederic V. Malek
Chairman
Thayer Capital Partners

TRANSFER AGENT AND REGISTRAR

Boatmen's Trust Company
510 Locust Street
St. Louis, MO  63101
Telephone: (314) 456-1373

INDEPENDENT AUDITORS

Deloitte & Touche LLP
One City Centre
St. Louis, MO  63101

GENERAL COUNSEL

Peper, Martin, Jensen, Maichel and Hetlage
720 Olive Street
St. Louis, MO  63101

INVESTOR RELATIONS

Shareholders may obtain, without charge, a copy of the Company's 1996 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, by directing inquiries to:

Intrav, Inc.
Investor Relations
7711 Bonhomme Avenue
St. Louis, MO  63105-1961
Telephone: (314) 727-0500, extension 328

NOTICE OF ANNUAL MEETING

The 1997 Annual Meeting of Shareholders will be held at the Ritz-Carlton
Hotel, St. Louis, located at 100 Carondelet Plaza, St. Louis, MO, at 11:00 a.m. on Wednesday, May 21, 1997.

STOCK LISTING

The common shares of Intrav, Inc. are traded on the NASDAQ Stock Market under the trading symbol "TRAV." As of February 28, 1997, there were 144 shareholders of record, and approximately
1,700 beneficial shareholders.

MARKET PRICE RANGE

                                1996                      1995
                        ----------------------------------------------
                         HIGH          LOW          HIGH        LOW
First Quarter           8 19/32       6 17/32      <F*>        <F*>
Second Quarter          8 7/8         7 1/4        11          7 1/2
Third Quarter           8 1/2         6 3/4         8 3/8      7 21/32
Fourth Quarter          8 11/32       5 3/4         8 1/8      6 11/32

<F*> Company commenced trading on NASDAQ Stock Market on May 18, 1995.

DIVIDENDS PAID PER SHARE
(to Intrav, Inc. shareholders)

                                     1996        1995
                                    ------------------
First Quarter                       $0.125      $   --
Second Quarter                       0.125          --
Third Quarter                        0.125       0.125
Fourth Quarter                       0.125       0.125
                                    ------------------
  Year                              $0.50       $0.25
                                    ==================


[16] INTRAV - 1996 Annual Report