Form 10-K405, Exhibit 13
period 1997-12-31
INTRAV INC
filed 1998-03-27
CIK 942317

General Corporate Information
-------------------------------------------------------------------------------

EXECUTIVE OFFICERS
Paul H. Duynhouwer
President and Chief Executive Officer

Wayne L. Smith II
Executive Vice President and Chief Financial Officer

Richard J. Hefler
Senior Vice President -- Marketing and Sales


DIRECTORS

Barney A. Ebsworth
Chairman of the Board
Intrav, Inc.

Paul H. Duynhouwer
President and Chief Executive Officer
Intrav, Inc.

Wayne L. Smith II
Executive Vice President and Chief Financial Officer
Intrav, Inc.

John B. Biggs, Jr.
Senior Vice President -- Private Client Group
NationsBank

William H.T. Bush
Chairman of the Board
Bush, O'Donnell & Co., Inc.

Robert H. Chapman
Chairman of the Board & Chief Executive Officer
Barry-Wehmiller Companies, Inc.


TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholders Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ  07660
888-213-0965
www.chasemellon.com

INDEPENDENT AUDITORS
Deloitte & Touche LLP
One City Centre
St. Louis, MO  63101

GENERAL COUNSEL
-------------------------------------------------------------------------------

Peper, Martin, Jensen, Maichel and Hetlage
720 Olive Street
St. Louis, MO  63101

INVESTOR RELATIONS
Shareholders may obtain, without charge, a copy of the Company's 1997 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, by directing inquiries to:

Intrav, Inc.
Investor Relations
7711 Bonhomme Avenue
St. Louis, MO  63105-1961
Telephone:  (314) 727-0500, extension 299

NOTICE OF ANNUAL MEETING

The 1998 Annual Meeting of Shareholders
will be held at the St. Louis Club, located at 7701 Forsyth, St. Louis, MO, at 11:00 a.m. on
Thursday, May 21, 1998.

STOCK LISTING

The common shares of Intrav, Inc., are traded on the NASDAQ Stock Market under the trading symbol TRAV. As of February 28, 1998, there were 133 shareholders of record, and approximately 1,300 beneficial shareholders.

MARKET PRICE RANGE

                                    1997                               1996
--------------------------------------------------------------------------------------

                           HIGH              LOW              HIGH               LOW
First Quarter              9 9/16           7 1/4           81 9/32            6 17/32
Second Quarter             9 3/8            7                8 7/8             7 1/4
Third Quarter             12 1/4            8 5/8            8 1/2             6 3/4
Fourth Quarter            15 1/2           11 7/8           81 1/32            5 3/4
--------------------------------------------------------------------------------------


Note:  Company commenced trading on NASDAQ Stock Market on May 18, 1995.

DIVIDENDS PAID PER SHARE
(to Intrav, Inc., shareholders)

                             1997                    1996
---------------------------------------------------------

First Quarter               $0.125                  0.125
Second Quarter               0.125                  0.125
Third Quarter                0.125                  0.125
Fourth Quarter               0.125                  0.125
---------------------------------------------------------
  Year                      $0.50                  $0.50
=========================================================


Five-Year Financial Highlights

---------------------------------------------------------------------------------------------------------------------

(Amounts in thousands except per share data)
                                                                         YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------
                                                       1997           1996          1995           1994        1993
INCOME STATEMENT DATA:
Program revenues                                     $122,523       $126,081      $114,845       $108,876     $85,900
Cost of operations                                     99,007        101,651        91,035         83,934      69,712
---------------------------------------------------------------------------------------------------------------------
Gross profit                                           23,516         24,430        23,810         24,942      16,188
Operating income                                        6,827          5,657         6,888          7,502       2,132
Net income (loss)                                       4,940          3,165         4,147          4,379          (2)
Basic earnings per common share                          0.97           0.61          0.80           0.88          --
Diluted earnings per common share                        0.96           0.61          0.80           0.88          --
Dividends per common share                               0.50           0.60          0.25           0.90          --

BALANCE SHEET DATA:
Cash, cash equivalents andmarketable securities      $ 15,416       $ 14,114      $ 31,224       $ 28,180     $18,932
Total current assets                                   25,365         26,323        41,495         37,280      29,887
Total assets                                           56,801         52,594        68,966         62,285      57,711
Total current liabilities                              36,846         39,738        47,730         46,557      33,466
Total long-term debt                                    7,450          3,000        10,317         11,019      11,731
Shareholders equity (deficit)                           5,517          3,781         4,970           (265)       (389)

PERFORMANCE RATIOS:
Gross margin on sales                                    19.2%          19.4%         20.7%          22.9%       18.8%
Operating margin on sales                                 5.6%           4.5%          6.0%           6.9%        2.5%
Net income on sales                                       4.0%           2.5%          3.6%           4.0%        n/a





---------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis



Overview
-------------------------------------------------------------------------------

      INTRAV is a leading designer, organizer, marketer, and operator of deluxe, escorted, worldwide travel programs. These programs are designed to appeal to higher-income individuals desiring first-class travel experiences and have been primarily marketed via direct mail through sponsoring "affinity groups" and directly to the ultimate traveler. Since 1959, more than 400,000 travelers have participated in the Company's travel programs.
      On December 31, 1996, INTRAV acquired all the outstanding common stock of Clipper Cruise Line from Windsor, Inc., a company controlled by Barney A. Ebsworth, INTRAV's Chairman of the Board and majority stockholder. The Stock Purchase Agreement included an initial payment of approximately $9.9 million and the assumption of indebtedness of $5.5 million owed by Clipper to Windsor, with an additional $0.2 million paid on March 14, 1997. Additional cash consideration of up to $3.0 million may be paid to the extent the cumulative net cruise revenues of Clipper exceed $70.0 million in the period January 1, 1997, through December 31, 2000. Due to the common ownership and control of Mr. Ebsworth over both INTRAV and Clipper, the acquisition was accounted for in a manner similar to the pooling-of-interests method and, accordingly, all financial data has been restated to include the accounts and results of operations of Clipper for all periods prior to the acquisition.
      Clipper is a leading designer, organizer, marketer and operator of small-ship adventure cruises. Similar to INTRAV, its programs are designed to appeal to higher-income individuals desiring first-class travel experiences and have been primarily marketed via carriage trade travel agents, direct mail through sponsoring "affinity groups," and directly to the ultimate traveler. Clipper's travelers cruise primarily on its two cruise ships, the M/V Yorktown Clipper and the M/V Nantucket Clipper. A third ship, the M/S Clipper Adventurer, will commence service in the spring of 1998.

Results of Operations
-------------------------------------------------------------------------------

      The following table sets forth for the periods indicated the actual percentages which certain items in the Consolidated Statements of Income bear to program revenues:

Percentage of Program Revenues

                                               Year Ended December 31,
                                            1997        1996        1995
-------------------------------------------------------------------------
Program revenues                           100.0%      100.0%      100.0%
Cost of operations                          80.8        80.6        79.3
-------------------------------------------------------------------------

Gross profit                                19.2        19.4        20.7
Selling, general and administrative         12.5        13.4        13.2
Depreciation and amortization                1.1         1.5         1.5
-------------------------------------------------------------------------

Operating income                             5.6         4.5         6.0
Investment income                             .8         1.3         1.6
Interest expense                             (.1)       (1.8)       (2.0)
-------------------------------------------------------------------------

Income before income taxes                   6.3         4.0         5.6
Income taxes                                 2.3         1.5         2.0
-------------------------------------------------------------------------
Net income                                   4.0%        2.5%        3.6%
=========================================================================



-------------------------------------------------------------------------

Program Revenues
-------------------------------------------------------------------------------

      Program revenues in 1997 were $122.5 million, compared to $126.1 million and $114.8 million in 1996 and 1995, respectively.
      The 2.9% decrease in 1997 from 1996 was due to 2,220 fewer travelers, a decrease of 8.1%, from 27,334 travelers in 1996 to 25,114 in 1997. The decrease in travelers was partially offset by an increase in the average revenue per traveler, from $4,613 in 1996 to $4,879 in 1997. The reduction in travelers on our big-ship cruises accounted for the decrease in travelers. But since these big-ship cruises are lower priced trips, average revenue per traveler actually increased.
      The 9.8% increase in 1996 from 1995 was primarily due to 2,765 additional travelers, representing an 11.3% increase from 24,569 travelers in 1995 to 27,334 travelers in 1996. The average revenue per traveler decreased from $4,674 in 1995 to $4,613 in 1996.

Cost of Operations
-------------------------------------------------------------------------------

      Cost of operations includes the costs of airfare, ship, hotel and other accommodations and services included in the base program, as well as costs of optional products and services including sightseeing, program extensions, additional airfare, and medical and educational seminars. Also included are the costs of creating and distributing promotional materials, commissions paid in connection with booking travelers, and other promotional expenses for each program.
      Cost of operations totaled $99.0 million in 1997, compared to $101.7 million in 1996 and $91.0 million in 1995. The decrease in 1997 and increase in 1996 were primarily due to the decreased and increased sales levels, respectively.
      In 1997 as in 1996, the Company experienced increases in the costs of promoting the programs compared to the prior year. Promotional expenses were $19.8 million, $19.1 million and $15.2 million in 1997, 1996 and 1995, respectively. The increase in promotional expenses in 1997 was primarily attributable to increased postage and commission expenses compared to 1996. And the increase in 1996 was primarily attributable to higher postage rates and a greater number of brochures mailed than in 1995.
      Management's increased focus on finely targeted promotions to increase the number of travelers per promotion dollar expended should reduce overall promotion expenses as a percent of revenues in 1998 and beyond.

Gross Profit
-------------------------------------------------------------------------------

      Gross profit totaled $23.5 million, or 19.2% of program revenue, in 1997. This compares to $24.4 million, or 19.4% of program revenue, in 1996 and $23.8 million, or 20.7% of program revenue, in 1995, respectively.
      The decrease in 1997 was due to the decreased sales level and higher promotional expenses as a percent of revenues. Actions taken by management in 1997 to reduce promotional expenses as a percent of revenue are expected to improve profit margins. The 1996 increase from 1995 was primarily due to the increased sales levels, partially offset by increased promotional expenses and program costs associated with certain cruise programs.

Selling, General and Administrative Expenses
-------------------------------------------------------------------------------

      Selling, general and administrative expenses, consisting primarily of compensation and related expenses, and office operating expenses, totaled $15.4 million, $16.9 million and $15.1 million in 1997, 1996 and 1995, respectively. These amounts represented 12.5%, 13.4% and 13.2% of program revenues. The 1996 amount included approximately $1.0 million paid to a key Clipper employee, pursuant to an existing employment agreement, prior to INTRAV's acquisition of Clipper. Furthermore, contractual severance expenses relating to departed executives totaled $.430 million and $.225 million in 1997 and 1996, respectively. Personnel changes made in 1997, as well as the increased use of stock purchase options as part of the incentive compensation program for key employees, are expected to further reduce SG&A expense as a percent of revenues in 1998.

Depreciation and Amortization
-------------------------------------------------------------------------------

      Depreciation and amortization, primarily relating to the cruise ships and internally developed software, totaled $1.3 million, $1.9 million and $1.8 million in 1997, 1996 and 1995, respectively. These amounts represented 1.1%, 1.5% and 1.6% of program revenues. The reduction in 1997 was attributable to management's determination, based on updated appraisals obtained at the time of the Clipper acquisition, that the remaining useful lives of the M/V Yorktown Clipper and M/V Nantucket Clipper are each 30 years. The effect of the change in the estimated useful lives of the ships was to reduce depreciation expense for the year ended December 31, 1997, by approximately $.623 million and to increase net income for the year ended December 31, 1997, by approximately $.400 million, an $0.08 increase in both basic and diluted earnings per share of common stock.

Investment Income
-------------------------------------------------------------------------------

      Investment income totaled $1.0 million, $1.6 million and $1.9 million in 1997, 1996 and 1995, respectively. The reduced level of investment income in 1997 was due to decreased levels of investable cash due to the use of funds to acquire Clipper Cruise Line ($9.9 million) and Clipper's payoff of its ship mortgages ($10.9 million). The reduced level of investment income in 1996 was due to decreased levels of investable cash generated from operations. The Company's average monthly balance of cash and marketable securities was $17 million and $29.3 million, earning a 5.8% and 5.6% rate of return for 1997 and 1996, respectively.
      The anticipated level of investment income for 1998 will be less than 1997 amounts due to the reduced level of investable cash and marketable securities resulting from the Company's projected $16 million investment in the M/S Clipper Adventurer which is to be placed in service in the spring of 1998.

Interest Expense
-------------------------------------------------------------------------------

      Interest expense, consisting of amounts paid by Clipper on the U.S. Government Guaranteed Financing Bonds, relating to the cruise ships, the outstanding loan balance owed Windsor and amounts outstanding under the revolving credit facility, totaled $.1 million, $1.9 million and $2.4 million in 1997, 1996 and 1995, respectively.
      The reduced level of interest expense in 1997 is due to the payoff of the U.S. Government Bonds and the outstanding loan to Windsor. Interest expense in 1998 is expected to consist of amounts paid on borrowings under the Company's $20.0 million revolving credit facility. The borrowings are necessary due to the projected $16 million investment in the M/S Clipper Adventurer.

Income Taxes
-------------------------------------------------------------------------------

      The Company's effective tax rates were 36.0%, 35.0% and 35.2% for 1997, 1996 and 1995, respectively. The inclusion of nontaxable interest income and effects of state taxes are the primary factors for the effective tax rate to differ from the statutory federal income tax rate.

Liquidity and Capital Resources
-------------------------------------------------------------------------------

      During 1997, INTRAV continued to fund its operations, capital expenditures and dividend payments through cash flows generated from operations and its revolving credit facility.
      Net cash provided by operations was $7.6 million, $1.8 million and $5.2 million in 1997, 1996 and 1995, respectively. The $5.8 million increase in 1997 compared to 1996 was primarily due to a $6.2 million decrease in prepaid expenses and a $1.8 million increase in net income, partially offset by a $2.3 million decrease in deferred revenue.
      Deferred revenue, representing payments received from travelers for tour departures that have not been completed, amounted to $26.8 million at December 31, 1997, representing an 8.0% decrease from $29.1 million at December 31, 1996. This decrease is due to the reduced number of travelers booked for departures in the first half of 1998 compared to 1997. Of this amount, 85.2%, or $22.9 million, relates to tour departures that will be completed by March 31, 1998. The remaining balance relates to tour departures that will be completed after April 1, 1998.
      Net cash used in investing activities of $9.2 million in 1997, represents a $19.2 million change from the $10.0 million provided in 1996.
In 1996, the sale of marketable securities net of purchases generated $11.1 million of positive cash flow. Of that amount, $9.7 million was used to purchase Clipper Cruise Line. In 1997, the sale of marketable securities net of purchases generated $.8 million of positive cash flow while the investment in the M/S Clipper Adventurer as of December 31, 1997, totaled $7.8 million. The Company expects that in 1998, the additional costs to complete the M/S Clipper Adventurer together with routine purchases of property and equipment will exceed cash generated by the sale of marketable securities net of purchases. This net use of cash in investing activities will be funded from positive cash flows from operations and financing activities.
      The Company paid dividends of $2.6 million, $3.2 million and $2.8 million during 1997, 1996 and 1995, respectively. During 1997, the Company repurchased 96,750 shares in the open market for an aggregate of $.8 million.

      INTRAV completed the acquisition of Clipper Cruise Line on December 31, 1996. In connection with that transaction, INTRAV entered into a $10.0 million revolving credit facility agreement. INTRAV financed the acquisition primarily from its cash on hand, which had the effect of significantly reducing cash and marketable securities at December 31, 1996, and included a $3.0 million draw on its revolving credit facility. In November 1997, the Company amended the credit facility and increased permitted borrowings to $15.0 million and extended the maturity to December 31, 2000. In February 1998, the Company amended the credit facility and increased permitted borrowings to $20.0 million. Cash flow from operations together with draws against the revolving credit facility will provide funding for the Company's investment in the M/S Clipper Adventurer and other capital expenditures as needed.

Foreign Currency Hedging Program
-------------------------------------------------------------------------------

      Many of the Company's travel programs necessitate the purchase of services from suppliers located outside the United States and certain of its arrangements with suppliers are denominated in foreign currencies. As a result, the Company is exposed to the risk of fluctuating currency values.
To protect the U.S. dollar value of its foreign currency transactions, the Company may enter into "forward contracts" which are commitments to buy foreign currencies in the future at a contracted rate. The Company uses forward and option contracts solely to hedge its foreign currency exposure and does not speculate for future profits. The Company does not believe that fluctuations in the value of the U.S. dollar in relation to the currency of its suppliers has had a material adverse effect on the Company's results of operations.

Inflation
-------------------------------------------------------------------------------

      Inflation affects the costs incurred by the Company in its purchases of program components from its suppliers and in certain portions of its selling, general and administrative expenses. The Company has offset the effects of inflation through price increases and by controlling its expenses. The Company's ability to increase prices is limited by competitive factors as well as the need to maintain acceptable pricing for the markets to which it sells its programs. In management's opinion, inflation has not had a significant impact on the operations in the three years ended December 31, 1997.

Safe Harbor Statement
-------------------------------------------------------------------------------

      Except for the historical information contained herein, the matters discussed herein are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include such factors as the Company's ability to successfully integrate the operations and distribution network of Clipper; overall economic conditions; reduced demand for the Company's travel programs due to periods of widespread international unrest or other factors; fluctuations in travel program costs after the Company has established the selling prices of such programs; competitor's actions and other risks described in the Company's filings with the Securities and Exchange Commission. In addition, the forward-looking statements assume the continued operation of the two Clipper Cruise Line ships consistent with their recent capacities and cruise price levels and the launching of the M/S Clipper Adventurer in the spring of 1998. These forward-looking statements represent the Company's judgment as of the date hereof.






-------------------------------------------------------------------------------

Consolidated Statements of Income
--------------------------------------------------------------------------------------------------------------------------

(Amounts in thousands except share data)

                                                                                            YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------------
                                                                                         1995         1996         1997
Program revenues                                                                      $  114,845   $  126,081   $  122,523
Cost of operations                                                                        91,035      101,651       99,007
--------------------------------------------------------------------------------------------------------------------------

Gross profit                                                                              23,810       24,430       23,516
Selling, general and administrative                                                       15,135       16,924       15,353
Depreciation and amortization                                                              1,787        1,849        1,336
--------------------------------------------------------------------------------------------------------------------------

Operating income                                                                           6,888        5,657        6,827
Investment income                                                                          1,883        1,643          978
Interest expense (including related party expenses of $1,086, $813, $0)                   (2,370)      (1,904)         (85)
--------------------------------------------------------------------------------------------------------------------------

Income before provision for income taxes and extraordinary item                            6,401        5,396        7,720
Provision for income taxes (Note 6)                                                        2,254        1,887        2,780
--------------------------------------------------------------------------------------------------------------------------

Income before extraordinary item                                                           4,147        3,509        4,940
Extraordinary item-loss related to early extinguishment
    of debt (net of tax benefit of $194) (Note 10)                                            --         (344)          --
--------------------------------------------------------------------------------------------------------------------------

Net income                                                                            $    4,147   $    3,165   $    4,940
==========================================================================================================================

Basic earnings per share of common stock:
    Income before extraordinary item                                                  $     0.80   $     0.68   $     0.97
    Extraordinary item                                                                        --        (0.07)          --
--------------------------------------------------------------------------------------------------------------------------

Net income per common share                                                           $     0.80   $     0.61   $     0.97
==========================================================================================================================

Weighted average number of common shares outstanding                                   5,200,000    5,195,000    5,100,186
Diluted earnings per share of common stock:
    Income before extraordinary item                                                  $     0.80   $     0.68   $     0.96
    Extraordinary item                                                                        --        (0.07)          --
--------------------------------------------------------------------------------------------------------------------------
Net income per common share                                                           $     0.80   $     0.61   $     0.96
==========================================================================================================================

Weighted average number of common shares outstanding                                   5,200,000    5,195,000    5,127,250
==========================================================================================================================


See accompanying notes to consolidated financial statements.


Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------

(Amounts in thousands except share data)
                                                                                                DECEMBER 31,
------------------------------------------------------------------------------------------------------------------
                                                                                           1996            1997
ASSETS:
Current assets:
   Cash and cash equivalents                                                            $  6,670          $  5,951
   Restricted cash (Note 3)                                                                1,917             4,720
   Marketable securities (Note 8)                                                            776                --
   Restricted marketable securities (Notes 3 and 8)                                        4,751             4,745
   Prepaid program costs                                                                   9,821             7,182
   Prepaid expenses                                                                          868               811
   Deferred income taxes (Note 6)                                                             --               716
   Other current assets                                                                    1,520             1,241
------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                26,323            25,365

Property and equipment - net (Note 4)                                                     17,569            26,198
Prepaid promotion costs                                                                    8,575             5,155
Other assets                                                                                 127                83
------------------------------------------------------------------------------------------------------------------
      Total                                                                             $ 52,594          $ 56,801
==================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
   Accounts payable                                                                     $  3,298          $  3,455
   Accrued expenses                                                                        4,940             5,102
   Deferred revenue                                                                       29,096            26,838
   Deferred compensation (Note 9)                                                             --             1,451
   Deferred income taxes (Note 6)                                                          2,404                --
------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                           39,738            36,846

Deferred compensation (Note 9)                                                             1,012                --
Deferred income taxes (Note 6)                                                             5,063             6,988
Long-term debt - less current maturities (Note 10)                                         3,000             7,450
Commitments and contingencies (Note 7)                                                        --                --

Shareholders' equity:
   Preferred stock, $.01 par value; 5,000,000 shares authorized,
      issued and outstanding - none                                                           --                --
   Common stock, $.01 par value; 20,000,000 shares authorized, issued - 5,325,000 shares; outstanding - 5,151,600 shares in 1996
      and 5,071,850 in 1997                                                                   53                53
   Additional paid-in capital                                                             22,189            22,231
   Retained earnings (accumulated deficit)                                               (17,055)          (14,660)
   Unrealized gain (loss) on marketable securities (Note 8)                                   (2)               (3)
------------------------------------------------------------------------------------------------------------------
      Total                                                                                5,185             7,621

   Treasury stock - at cost; 173,400 and 253,150 shares in 1996 and 1997                  (1,404)           (2,104)
   Total shareholders' equity                                                              3,781             5,517
------------------------------------------------------------------------------------------------------------------
      Total                                                                             $ 52,594          $ 56,801
==================================================================================================================

See accompanying notes to consolidated financial statements.


Consolidated Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------------

(Amounts in thousands)
                                                                                         YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------
                                                                                        1995        1996       1997
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                           $  4,147      $  3,165      $ 4,940
Adjustments to reconcile net income to net cash provided
by operating activities:
   Extraordinary item                                                                      --           122           --
   Depreciation and amortization                                                        1,787         1,849        1,336
   Amortization of bond premium                                                            53            68           11
   Amortization of deferred financing costs                                                17            15           --
   Gain on sale of marketable securities                                                 (249)          (62)         (21)
   Loss on disposal of equipment                                                           35            --           --
   Deferred income taxes                                                                1,181          (415)      (1,195)
Changes in assets and liabilities which provided (used) cash:
   Restricted cash                                                                      2,810           366       (2,803)
   Prepaid expenses and other assets                                                   (5,522)       (1,864)       6,160
   Other current assets                                                                   169            66          278
   Accounts payable and accrued expenses                                               (1,111)        1,038          747
   Deferred revenue                                                                     1,632        (2,880)      (2,258)
   Deferred compensation                                                                  285           340          439
      Net cash provided by operating activities                                         5,236         1,808        7,635
------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                                                      (944)       (1,120)      (9,965)
Proceeds from sales of marketable securities                                           17,052        28,200        5,781
Purchases of marketable securities                                                    (19,737)      (17,093)      (4,990)
      Net cash provided by (used in) investing activities                              (3,629)        9,987       (9,174)
------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of long-term debt                                                               (712)      (11,019)      (3,000)
Proceeds from revolving line of credit                                                     --         3,000        7,450
Net proceeds from issuance of common stock                                              2,669            --           --
Purchase of common stock for treasury                                                      --        (1,404)        (838)
Proceeds from sale of treasury stock                                                       --            --          180
Dividends paid                                                                         (2,831)       (3,182)      (2,546)
Proceeds from short-term borrowings                                                     3,000            --           --
Payments on short-term borrowings                                                      (3,000)           --           --
Payment to Windsor, Inc., for acquisition of Clipper Cruise Line                           --        (9,727)          --
Net cash received from (paid to) Windsor, Inc.                                          1,337         5,029         (426)
      Net cash provided by (used in) financing activities                                 463       (17,303)         820
------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    2,070        (5,508)        (719)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                         10,108        12,178        6,670
------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                             $ 12,178      $  6,670      $ 5,951
========================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid for taxes                                                               $    580      $  1,582      $ 4,350
   Noncash contribution of capital                                                         --        10,249           --
   Cash paid for interest                                                               2,317         1,847          298

See accompanying notes to consolidated financial statements.


Consolidated Statements of Shareholders' Equity
---------------------------------------------------------------------------------------------------------------------------

(Amounts in thousands except share data)

                                                                                                  COMMON STOCK
---------------------------------------------------------------------------------------------------------------------------
                                                                                             UNREALIZED              TOTAL
                                               NUMBER OF             ADDITIONAL              GAIN (LOSS)             SHARE-
                                                SHARES                 PAID-IN   ACCUMULATED  ON MARKET  TREASURY   HOLDERS'
                                                ISSUED       AMOUNT    CAPITAL     DEFICIT    SECURITIES   STOCK     EQUITY
----------------------------------------------------------------------------------------------------------------------------
BALANCES AT JANUARY 1, 1995                     5,000,000     $50      $ 9,274    $ (9,915)    $(502)               $(1.093)
Issuance of common stock                          325,000       3        2,666                                        2,669
Net Income                                                                           4,147                            4,147
Dividends                                                                           (1,331)                          (1,331)
Unrealized gain on investment
   securities (Note 8)                                                                           578                    578
----------------------------------------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 1995                   5,325,000      53       11,940      (7,099)       76         --       4,970
Contributed capital (Note 1)                           --      --       10,249          --        --         --      10,249
Acquisition of Clipper Cruise Line (Note 1)            --      --           --      (9,939)       --         --      (9,939)
Net income                                             --      --           --       3,165        --         --       3,165
Dividends paid to Intrav, Inc., shareholders           --      --           --      (2,596)       --         --      (2,596)
Dividends paid to Windsor, Inc.                        --      --           --        (586)       --         --        (586)
Unrealized loss on marketable
   securities (Note 8)                                 --      --           --          --       (78)        --         (78)
Purchase of 173,400 shares of common
   stock for treasury                                  --      --           --          --        --     (1,404)     (1,404)
----------------------------------------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31,1996                    5,325,000      53       22,189     (17,055)       (2)    (1,404)      3,781

Net income                                             --      --           --       4,940        --         --       4,940
Cash dividends paid to shareholders                    --      --           --      (2,546)       --         --      (2,546)
Unrealized loss on marketable
   securities (Note 8)                                 --      --           --          --        (1)        --          (1)
Purchase of 96,750 shares of common stock
   for treasury                                        --      --           --          --        --       (838)       (838)
Issuance of 17,000 shares of treasury stock
   related to exercise of stock options                --      --           41          --        --        138         180
----------------------------------------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 1997                   5,325,000     $53      $22,231    $(14,660)    $  (3)   $(2,104)    $ 5,517
============================================================================================================================

See accompanying notes to consolidated financial statements.


---------------------------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
(AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)


1.    Description of Business and Basis of Presentation
-------------------------------------------------------------------------------

      Intrav, Inc. ("INTRAV" or the "Company"), is a leading designer, organizer, marketer and operator of deluxe, escorted, international travel programs. The Company's programs are designed to appeal to higher-income individuals desiring first-class travel experiences. The Company markets substantially all of its programs via direct mail through sponsoring "affinity groups," or directly to the ultimate traveler.
      On December 31, 1996, the Company acquired all the outstanding common stock of Clipper Cruise Line ("Clipper") consisting of Clipper Cruise Line, Inc. ("CCL"), Clipper Adventure Cruises, Inc. ("CAC"), Republic Cruise Line, Inc. ("RCL"), and Liberty Cruise Line, Inc. ("LCL"), from Windsor, Inc. ("Windsor"), a company controlled by Barney A. Ebsworth, the Company's Chairman of the Board and majority stockholder. The Stock Purchase Agreement included an initial payment of approximately $9,900 and the assumption of indebtedness of $5,500 owed by Clipper to Windsor, with an additional $213 paid to Windsor during 1997. Additional consideration of up to $3,000 may be paid to the extent the cumulative net cruise revenues ("as defined") of Clipper exceed $70,000 in the period January 1, 1997, through December 31, 2000. Net cruise revenues, as defined, were $21,561 in 1997. Due to the common ownership and control of Mr. Ebsworth over both INTRAV and Clipper, the acquisition has been accounted for in a manner similar to the pooling-of-interests method and, accordingly, all financial data has been restated to include the accounts and results of operations of Clipper for all periods prior to the acquisition.
      Clipper is a leading designer, organizer, marketer and operator of deluxe, escorted, domestic and international travel cruises. Similar to INTRAV, its programs are designed to appeal to higher-income individuals desiring first-class travel experiences and are primarily marketed via carriage trade travel agents, direct mail through sponsoring "affinity groups," or directly to the ultimate traveler. Clipper's travelers cruise primarily on its two cruise ships from RCL and LCL, and in the past, Clipper has chartered an additional ship from Discoverer Reederei. As used herein, the term "Company" refers to both INTRAV, Inc., and Clipper.

2.    Summary of Significant Accounting Policies
-------------------------------------------------------------------------------

      PRINCIPLES OF CONSOLIDATION - The consolidated financial statements of the Company include the accounts of INTRAV and its wholly-owned subsidiaries CCL, CAC, RCL, LCL and Clipper Adventurer Ltd. (CAL). All significant intercompany accounts and transactions have been eliminated.
      REVENUE RECOGNITION - Program revenues are recognized as income upon completion of a tour. Deferred revenue consists of amounts received for tours which have not yet been completed.
      PROMOTION AND PROGRAM COSTS - The Company expenses promotion costs as incurred, except for direct-response advertising. Direct-response advertising and program costs are deferred until the revenue from the related program is recognized. Promotion expenses were $15,212, $19,075 and $19,767 for 1995, 1996 and 1997, respectively.
      CURRENCY HEDGES - The Company may enter into contracts to buy foreign currencies in the future to protect the U.S. dollar value of certain foreign currency transactions. Except in the infrequent instance of cancellation of non-U.S. currency cost commitments, the Company's practices relating to these contracts do not expose the Company to currency risk from exchange-rate movements because the gains and losses on them offset losses and gains on the cost commitments being hedged. Gains and losses on currency forward contracts are deferred and recognized in the same period as the hedged transactions (See Note 7).
      CASH EQUIVALENTS - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
      MARKETABLE SECURITIES - The Company's marketable securities, including restricted amounts, have been classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized holding gains and losses, net of taxes, reported as a separate component of shareholder's equity.
      PROPERTY, AMORTIZATION AND DEPRECIATION - Property and equipment is recorded at cost. Amortization and depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the individual assets. Capitalized software costs are amortized over 5 to 8 years, office furniture and equipment is depreciated over 5 to 7 years, and leasehold improvements are amortized over the life of the related lease. The cruise ships are depreciated over 25 years prior to 1997, over 30 years beginning in 1997, and cruise ship equipment over 5 to 7 years. Effective January 1, 1997, the Company changed its estimates of the useful lives of the Clipper Cruise Line ships. As a result of the appraisals of the Clipper ships, which were performed in connection with INTRAV's acquisition of Clipper, the Company determined that 30 years better reflects the estimated periods during which such assets will remain in service. The effect of the change in the estimated useful lives of the ships was to reduce depreciation expense for the year ended December 31, 1997, by approximately $623 and to increase net income for the year ended December 31, 1997, by approximately $400, an $0.08 increase in both basic and diluted earnings per share of common stock.
      INCOME TAXES - Deferred income taxes reflect the tax consequences on future years of differences between tax and financial reporting amounts.
Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities by applying enacted tax rates applicable to future years in which the differences are expected to reverse.
      Prior to the acquisition discussed in Note 1, Clipper's results of operations were included in the consolidated U.S. Corporate income tax return of Windsor. Prior to the acquisition, Clipper's provision for income taxes had been computed as if it filed an annual return on a separate company basis. Clipper will be included in the consolidated return of INTRAV for the year ended December 31, 1997.
      USE OF MANAGEMENT ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.
      STOCK-BASED COMPENSATION PLANS - Effective January 1, 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. The new standard defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to the new standard, companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, but are required to disclose pro forma net income and, if presented, earnings per share as if the company had applied the new method of accounting. The accounting requirements of the new method are effective for all employee awards granted after the beginning of the fiscal year of adoption, whereas the disclosure requirements apply to all awards granted subsequent to December 31, 1994. The Company has adopted the disclosure requirements of SFAS 123 in fiscal year 1996 but will continue to recognize and measure compensation for its restricted stock and stock option plans in accordance with the existing provisions of APB 25.
      EARNINGS PER SHARE OF STOCK - Effective December 15, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings Per Share. This statement simplifies the standards for computing earnings per share ("EPS"), making them comparable to international standards, and supersedes Accounting Principles Board Opinion No. 15 ("APB 15"), Earnings Per Share. SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS. The statement also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. As required by SFAS 128, diluted EPS has been computed for all prior periods presented to conform to the provisions of the new statement. Basic earnings per share under SFAS 128 for prior periods is the same as earnings per share previously reported by the Company under APB 15.
      Basic earnings per share of stock is computed using the weighted average number of Common shares outstanding during the applicable period. Diluted earnings per share of stock is computed using the weighted average number of Common shares outstanding and common stock equivalents. (See Note
12).

3.    Restricted Cash and Marketable Securities
-------------------------------------------------------------------------------

      U.S. law requires the Company to maintain financial protection for passenger advance payments for Company-operated cruises and chartered flights embarking from the U.S. The Company has established escrow arrangements to comply with the law. Under the arrangements, monies received from passengers for cruises and chartered flights are held in escrow accounts until the respective cruises have been completed or charter payments have been made. At December 31, 1996 and 1997, cash equivalents and marketable securities amounting to $6,669 and $9,465, respectively, were held in escrow.

4.    Property and Equipment
-------------------------------------------------------------------------------

      Property and equipment at December 31, 1996 and 1997, consist of the following:


                                                      1996              1997
------------------------------------------------------------------------------
Cruise ships                                       $ 26,885           $ 28,356
Computer hardware and software                        4,574              5,187
Office furniture and equipment                        1,610              1,638
Cruise ship equipment                                   559                469
Leasehold improvements                                  107                107
Warehouse facilities                                     46                 48
Construction in progress                                 --              7,816
------------------------------------------------------------------------------
   Total property and equipment                      33,781             43,621
Less accumulated depreciation                       (16,212)           (17,424)
------------------------------------------------------------------------------
   Property and equipment - net                    $ 17,569           $ 26,197
==============================================================================


5.    Operating Leases
-------------------------------------------------------------------------------

      The Company leases various office facilities and equipment under noncancellable operating leases. At December 31, 1997, future minimum payments under these leases with initial or remaining terms of one year or more were:


                       OFFICE
                       SPACE         OTHER     TOTAL
----------------------------------------------------
1998                   $  683        $153     $  836
1999                      697         141        838
2000                      710          83        793
2001                      725          29        754
----------------------------------------------------
  Total                $2,815        $406     $3,221
====================================================


      Windsor Management Corporation, as agent for Windsor Real Estate, Inc., an affiliated entity, was the lessor of the office space through July 1997. During 1997, the office building was sold to an unrelated third party.
      Rental expense for the years ended December 31, 1995, 1996 and 1997, was $955, $866 and $1,061, respectively.


6.    Income Taxes
-------------------------------------------------------------------------------

      Provisions for income taxes consist of the following:


                                 YEARS ENDED DECEMBER 31,
                              1995        1996         1997
-------------------------------------------------------------
Current:
   Federal                   $1,005      $2,174       $3,754
   State                         68         128          221
Deferred:
   Federal                    1,087        (393)      (1,129)
   State                         94         (22)         (66)
-------------------------------------------------------------
   Total                     $2,254      $1,887       $2,780
=============================================================


      Factors causing the effective tax rate to differ from the statutory federal income tax rate were:


                                   YEARS ENDED DECEMBER 31,
                                  1995       1996       1997
-------------------------------------------------------------
Statutory rate                    34.0%      34.0%      34.0%
Nontaxable
   interest income                (1.4)      (0.1)        --
State and local income
   taxes, net of U.S.
   federal income tax
   benefit                         2.6        1.1        2.0
-------------------------------------------------------------
     Effective rate               35.2%      35.0%      36.0%
=============================================================


      The Company's current and noncurrent deferred taxes included in the balance sheets as of December 31, 1996 and 1997, consisted of the following deferred tax assets and liabilities:



                                                             1996
-------------------------------------------------------------------------------------
                                          DEFERRED         DEFERRED            NET
                                            TAX              TAX            LIABILITY
                                           ASSETS         LIABILITIES        (ASSET)
-------------------------------------------------------------------------------------
Property and equipment                      $ --            $4,919            $4,919
Promotional costs                             --             2,912             2,912
Accruals                                     221                --              (221)
Deferred compensation                        311                --              (311)
Unrealized loss on
   marketable securities                       1                --                (1)
Other                                         --               169               169
-------------------------------------------------------------------------------------
   Total                                    $533            $8,000            $7,467
=====================================================================================

Current deferred taxes                      $222            $2,626            $2,404
Noncurrent deferred taxes                    311             5,374             5,063
-------------------------------------------------------------------------------------
   Total                                    $533            $8,000            $7,467
=====================================================================================


                                                             1997
-------------------------------------------------------------------------------------
                                          DEFERRED         DEFERRED            NET
                                            TAX              TAX            LIABILITY
                                           ASSETS         LIABILITIES        (ASSET)
-------------------------------------------------------------------------------------
Property and equipment                      $  6            $5,259            $5,253
Promotional costs                             --             1,735             1,735
Accruals                                     416               134              (282)
Deferred compensation                        434                --              (434)
-------------------------------------------------------------------------------------
   Total                                    $856            $7,128            $6,272
=====================================================================================

Current deferred taxes                      $850            $  134            $ (716)
Noncurrent deferred taxes                      6             6,994             6,988
-------------------------------------------------------------------------------------
   Total                                    $856            $7,128            $6,272
=====================================================================================


7.    Commitments and Contingencies
-------------------------------------------------------------------------------

      CRUISE SHIP - During 1997, the Company purchased and is renovating a cruise ship, the M/S Clipper Adventurer. Expenditures through December 31, 1997, aggregated approximately $7,816 and are reflected in the financial statements as construction in progress in property and equipment. Management estimates the minimum commitment associated with the completion of this cruise ship to be approximately $12,225, subject to potential change orders. The cruise ship is expected to be placed in service in early April 1998.
      CHARTER AGREEMENTS - As of December 31, 1997, the Company has agreements to charter cruise ships and aircraft for its group travel programs in 1998 and 1999 amounting to $8,273. Commitments generally may be canceled with penalties from 10 percent to 100 percent.
      PROFIT-SHARING PLAN - INTRAV sponsors a profit-sharing plan covering substantially all employees. Clipper participates in a multi-employer profit-sharing plan sponsored by Windsor, Inc., an affiliated company, covering substantially all employees. At their discretion, each Company may match a percentage of the employees' before-tax contributions and may also make a nonmatching contribution. An employee is not required to make before-tax contributions in order to receive a company nonmatching contribution. Company contributions for both companies, which are subject to the discretion of the Board of Directors, amounted to approximately $482, $372 and $242 for 1995, 1996 and 1997, respectively. Effective January 1, 1998, all assets of the Clipper profit-sharing plan were merged into the INTRAV Plan. In addition, the INTRAV Plan was renamed the INTRAV-Clipper 401(k) Plan.
      STANDBY LETTERS OF CREDIT - As of December 31, 1997, the Company had standby letters of credit in place totaling approximately $660. The Company expects that none of its standby letters of credit will be drawn on.
      CURRENCY CONTRACTS - The Company has utilized foreign currency forward contracts to hedge against fluctuations in the costs of the currencies used for its international travel programs. At December 31, 1997, the Company had contracts to purchase $1,520 and $4,641 (U.S. equivalents) of non-U.S. currencies for 1998 program operations and expenditures associated with the cruise ship referred to above.

8.    Marketable Securities
-------------------------------------------------------------------------------

      At December 31, 1996 and 1997, the Company's investments in marketable securities (including restricted amounts) are classified as available-for-sale and include the following:


                                                                 1996
---------------------------------------------------------------------------------------------
                                            AMORTIZED      UNREALIZED   UNREALIZED     FAIR
                                              COST            GAINS       LOSSES       VALUE
---------------------------------------------------------------------------------------------
U.S. Treasury
   and agency
   securities                                $4,759            $--          $(7)       $4,752
State and local
   government
   debt securities                              772              4           --           776
---------------------------------------------------------------------------------------------
      Total                                  $5,531            $ 4          $(7)       $5,528
=============================================================================================


                                                                 1997
---------------------------------------------------------------------------------------------
                                            AMORTIZED      UNREALIZED   UNREALIZED     FAIR
                                              COST            GAINS       LOSSES       VALUE
---------------------------------------------------------------------------------------------
U.S. Treasury
   and agency
   securities                                $4,750            $--          $(5)       $4,745
=============================================================================================


      The contractual maturities of debt securities as of December 31, 1997, are as follows:

                           AMORTIZED             FAIR
                              COST               VALUE
------------------------------------------------------
One to five years            $4,750             $4,750
======================================================


      The proceeds from sales of securities were $17,052, $28,200 and $5,781 for 1995, 1996 and 1997, respectively. The gross realized gains and (losses) were $279 and ($30) for 1995, $67 and ($4) for 1996, $23 and ($2) for 1997,
respectively. The changes in net unrealized holding gain or (loss) that have been included in shareholders equity were $905, ($123) and ($2) for 1995, 1996 and 1997, respectively. For the purposes of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

9.    Deferred Compensation
-------------------------------------------------------------------------------

      Clipper entered into a Deferred Compensation Agreement with one of its key employees on January 1, 1990 (as amended in December 1996) (the "Deferred Compensation Agreement"). On November 7, 1997, the Deferred Compensation Agreement was amended whereas the key employee released Clipper from certain future bonus or deferred compensation obligations pursuant thereto. The key employee will receive deferred compensation, earned through December 31, 1997, amounting to $1,451. Such amount is expected to be paid in early 1998. In addition, under terms of a Stock Option Agreement, the key employee was granted options to purchase 100,000 shares of common stock, pursuant to the Company's 1995 Incentive Stock Plan, as amended (See Note 11). The option price was set at the then fair market value of the Company's common stock of $13.25 and the options vest 50% on December 31, 1998, and the remaining 50% on December 31, 1999, subject to continuation of employment. Additionally, all the options vest immediately upon a change in control, as defined.
      The Company recognized expense under the Deferred Compensation
Agreement of $285, $340 and $439 for 1995, 1996 and 1997, respectively.
      The Deferred Compensation Agreement also provided for a bonus upon the sale of Clipper (See Note 1). In connection with the acquisition discussed in Note 1, the key employee received a bonus of approximately $1,000 in 1996.

10. Long-Term Debt
-------------------------------------------------------------------------------

      In December 1996, the Company prepaid $10,518 to retire the outstanding principal of both series of the United States Government Guaranteed Financing Bonds related to the cruise ships. As required under the bond agreements, the Company paid an additional $416 prepayment premium for the early retirement of the bonds. Accordingly, the Company recorded an extraordinary loss of $538 ($344 net of taxes) consisting of the prepayment premium and the write-off of deferred financing costs related to the early extinguishment of the debt.
      On December 31, 1996, the Company entered into a $10,000 revolving credit facility agreement with Boatmen's National Bank of St. Louis. The agreement, as amended, includes a provision for a $1,250 reduction of the available amount on the first anniversary date of the agreement, and expires on December 31, 2000. In November 1997, the Company amended the agreement and increased permitted borrowings to $15,000. The Company had outstanding borrowings of $3,000 and $7,450 at December 31, 1996 and 1997, respectively.
      The agreement provides that the Company may select among various draw arrangements with varying maturities and interest rates. At December 31, 1997, the interest rates on the borrowings ranged from 7.3% to 7.7%. The Company has pledged its personal property, including the cruise ships, as collateral and must comply with certain financial covenants, under the terms of the agreement.

11.   Incentive Stock Plan
-------------------------------------------------------------------------------

      On April 21, 1995, the Company's shareholders adopted the 1995 Incentive Stock Plan (the "Plan"); whereby, incentive stock options, nonqualifying stock options, restricted stock and stock appreciation rights may be granted to officers, key employees and outside directors to purchase a specified number of shares of common stock at a price not less than the fair market value at the date of grant and for a term not to exceed 10 years. During 1997, the Plan was amended, subject to shareholder approval, to increase the maximum number of shares available for issuance thereunder to 750,000. Each such option, except for 100,000 stock options granted to a key employee (See Note
9), vests over a five-year period with 20% vesting each year.
      Stock option transactions are summarized as follows:


                                                                                                     WEIGHTED
                                                                             PRICE                    AVERAGE
                                                        SHARES               RANGE                     PRICE
-------------------------------------------------------------------------------------------------------------
Common stock options:
   Outstanding,
January 1, 1995                                              --          $         --                 $   --
      Granted                                           300,000          $      10.50                 $10.50
-------------------------------------------------------------------------------------------------------------
   Outstanding,
December 31, 1995                                       300,000          $      10.50                 $10.50
      Granted                                           200,000          $7.66-$ 8.50                 $ 8.08
-------------------------------------------------------------------------------------------------------------
   Outstanding,
December 31, 1996                                       500,000          $7.38-$10.25                 $ 9.53
      Granted                                           475,000          $7.38-$13.25                 $10.11
      Canceled                                         (390,000)         $7.66-$10.50                 $ 9.26
      Exercised                                         (17,000)         $      10.50                 $10.50
-------------------------------------------------------------------------------------------------------------
   Outstanding,
December 31, 1997                                       568,000          $7.38-$10.50                 $10.42
   Exercisable at:
   December 31, 1996                                     60,000          $      10.50                 $10.50
      December 31, 1997                                  81,000          $      10.50                 $10.50
   Shares available for grant
at December 31, 1997                                    165,000
=============================================================================================================


      The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards consistent with the provisions of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:


                                                 YEARS ENDED DECEMBER 31,
                                                 1995              1997
-------------------------------------------------------------------------
Net income - as reported                        $4,147            $4,940
========================================================================
Net income - pro forma                          $3,709            $4,766
========================================================================
Net income per common share -
   as reported:
   Basic                                        $ 0.80            $ 0.97
   =====================================================================
   Diluted                                      $ 0.80            $ 0.96
   =====================================================================
Net income per common share -
   pro forma:
   Basic                                        $ 0.71            $ 0.93
   =====================================================================
   Diluted                                      $ 0.71            $ 0.93
   =====================================================================

========================================================================

      The pro forma compensation effects of this calculation were not material and therefore have not been disclosed for the year ended December 31, 1996.
      The Company has estimated the fair values of its option grants since 1995 by using the binomial options pricing model with the following assumptions:


                                               YEARS ENDED DECEMBER 31,
                                            1995        1996         1997
-------------------------------------------------------------------------
Expected life (years)                        10          10           10
Risk-free interest rate                    6.50%       6.50%        5.62%
Volatility                                37.50%      37.50%       28.01%
Dividend yield                             4.76%       4.76%        3.78%


12.   Earnings Per Share
-------------------------------------------------------------------------------

      Weighted average shares of common stock and common stock equivalents used in the calculation of basic and diluted earnings per share are summarized as follows:


                                                        YEARS ENDED DECEMBER 31,
ANNUAL DATA                                   1995                1996              1997
------------------------------------------------------------------------------------------
Weighted average number
of common shares
outstanding (Basic EPS)                     5,200,000          5,195,000         5,100,186

Stock option equivalents                           --                 --            27,064
------------------------------------------------------------------------------------------

Weighted average number
of common shares and
equivalents outstanding
(Diluted EPS)                               5,200,000          5,195,000         5,127,250
==========================================================================================


      Stock option equivalents included in the Diluted EPS calculation were determined using the treasury stock method. Under the treasury stock method and SFAS 128, outstanding stock options are dilutive when the average market price of the Companys common stock exceeds the option price during a period. In addition, proceeds from the assumed exercise of dilutive options along with the related tax benefit are assumed to be used to repurchase common shares at the average market price of such stock during the period.

13.   Quarterly Results of Operations (Unaudited)
-------------------------------------------------------------------------------

      The results of operations for 1996 and 1997 were as follows:


(AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)

                                                                        QUARTER ENDED
                                                                             1996
                                               MARCH 31           JUNE 30          SEPT. 30          DEC. 31
------------------------------------------------------------------------------------------------------------
Program revenues                               $31,363           $16,449           $42,181           $36,088
Cost of operations                              25,369            13,126            34,230            28,926
------------------------------------------------------------------------------------------------------------
Gross profit                                   $ 5,994           $ 3,323           $ 7,951           $ 7,162
Net income (loss)                              $ 1,023           $  (751)          $ 2,310           $   582
Basic net income
   (loss) per share                            $  0.20           $ (0.15)          $  0.44           $  0.12
Diluted net income
   (loss) per share                            $  0.20           $ (0.15)          $  0.44           $  0.12
============================================================================================================


                                                                           1997
                                               MARCH 31          JUNE 30           SEPT. 30          DEC. 31
------------------------------------------------------------------------------------------------------------
Program revenues                               $27,174           $23,905           $36,423           $35,021
Cost of operations                              22,023            18,892            29,806            28,286
------------------------------------------------------------------------------------------------------------
Gross profit                                   $ 5,151           $ 5,013           $ 6,617           $ 6,735
============================================================================================================
Net income                                     $   792           $   801           $ 1,600           $ 1,747
Basic net income
   per share                                   $  0.15           $  0.16           $  0.32           $  0.34
Diluted net income
   per share                                   $  0.15           $  0.16           $  0.31           $  0.34
============================================================================================================

------------------------------------------------------------------------------------------------------------

Independent Auditors' Report
-------------------------------------------------------------------------------




To the Board of Directors and Shareholders
Intrav, Inc.

      We have audited the accompanying consolidated balance sheets of Intrav, Inc., and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Intrav, Inc., and subsidiaries at December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


St. Louis, Missouri
February 2, 1998




-------------------------------------------------------------------------------