Form 10-K405, Exhibit 13
period 1998-12-31
INTRAV INC
filed 1999-03-31
CIK 942317

                                                    1998 INTRAV, INC.
                                                      ANNUAL REPORT





                                             FIVE-YEAR FINANCIAL HIGHLIGHTS
(Amounts in thousands except per share data and percentages)

                                                                           YEAR ENDED DECEMBER 31,
                                                    1994 <F1>      1995 <F1>        1996              1997           1998
------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues                                            $108,876       $114,845       $126,081          $122,523       $125,997
Cost of operations                                    83,934         91,035        101,651            99,007         98,156
------------------------------------------------------------------------------------------------------------------------------

Gross profit                                          24,942         23,810         24,430            23,516         27,841
Operating income                                       7,502          6,888          5,657             6,827         10,262
Net income                                             4,379          4,147          3,165             4,940          6,784
Basic earnings per common share                         0.88           0.80           0.61              0.97           1.32
Diluted earnings per common share                       0.88           0.80           0.61              0.96           1.29
Dividends per common share                              0.90           0.25           0.60              0.50           0.50

CONSOLIDATED BALANCE SHEET DATA (AT YEAR END):
Cash, cash equivalents and marketable securities    $ 28,180       $ 31,224       $ 14,114          $ 15,416       $ 15,452
Total current assets                                  37,280         41,495         26,323            25,321         26,618
Total assets                                          62,285         68,966         52,594            56,801         86,558
Total current liabilities                             46,557         47,730         39,738            36,846         47,289
Total long-term debt                                  11,019         10,317          3,000             7,450         20,800
Shareholders' equity (deficit)                          (265)         4,970          3,781             5,517         10,602

PERFORMANCE RATIOS:
Gross margin on revenues                                22.9%          20.7%          19.4%             19.2%          22.1%
Operating margin on revenues                             6.9%           6.0%           4.5%              5.6%           8.1%
Net income on revenues                                   4.0%           3.6%           2.5%              4.0%           5.4%

------------------------------------------------------------------------------------------------------------------------------

<F1>  All financial data for 1994 and 1995 has been restated to include the accounts and results of operations of Clipper Cruise Line, Inc., which was acquired by the Company in 1996 and accounted for in a manner similar to the pooling-of-interests method.


     INTRAV (NASDAQ symbol: TRAV) is a St. Louis-based designer, marketer and operator of deluxe, escorted, worldwide travel programs and cruises. The Company provides a diverse offering of programs primarily to affluent, well-educated, mature individuals in the United States who desire substantive travel experiences. Our 1998 programs included cruises in Antarctica, New Zealand and Alaska, around-the-world trips by supersonic Concorde, tours of Africa aboard a privately chartered jet aircraft, and river cruises in Europe and Russia.

                MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview
-------------------------------------------------------------------------------

     Our revenues include revenues from the sale of base travel programs, as well as optional products and services, including sightseeing, program extensions, airfare and medical and educational seminars. Cost of operations includes the costs of airfare, ship, hotel and other accommodations and services included in the base programs and optional products and services. Also included are the costs of creating and distributing promotional materials for each program and promotional expenses, including commissions paid to travel agents and others.

     We operate in one business segment. Although we primarily manage our operations on a trip-by-trip basis, for ease of presentation, we have classified the trips based on the primary mode of transportation. The primary modes of transportation consist of small ships, private jets and other, including big ships.

     Over the past few years, we have made efforts to improve our financial margins. We have done this by reducing costs, primarily by improving the efficiency of our direct mail programs, and by replacing lower margin travel programs, such as big-ship cruises, with higher margin travel programs, such as small-ship cruises and private jet programs.

     Revenues and costs are recognized as services are provided, generally upon completion of a tour; however, revenues and costs for certain significant or long duration tours are recognized on a proportionate basis based on number of days traveled. In 1999 we will be offering three private jet millennium trips which will commence in December 1999 and end in January 2000. The revenues and costs for these trips will be recognized on a proportionate basis.

Results of Operations
-------------------------------------------------------------------------------

     The following table summarizes certain consolidated statements of income data expressed as a percentage of revenues for the periods indicated:

                                              Year Ended December 31,
                                         1996           1997           1998
-------------------------------------------------------------------------------
Revenues                                100.0%         100.0%         100.0%
Cost of operations                       80.6           80.8           77.9
-------------------------------------------------------------------------------
   Gross profit                          19.4           19.2           22.1
Selling, general and administrative      13.4           12.5           12.4
Depreciation and amortization             1.5            1.1            1.6
-------------------------------------------------------------------------------
   Operating income                       4.5            5.6            8.1
Investment income                         1.3            0.8            0.9
Interest expense                         (1.5)          (0.1)          (0.6)
-------------------------------------------------------------------------------
   Income before income taxes
   and extraordinary item                 4.3            6.3            8.4
Provision for income taxes                1.5            2.3            3.0
-------------------------------------------------------------------------------
   Income before
   extraordinary item                     2.8            4.0            5.4
Extraordinary item                       (0.3)             -              -
-------------------------------------------------------------------------------
   Net income                             2.5%           4.0%           5.4%
===============================================================================



Year Ended December 31, 1998 Compared to Year Ended December 31, 1997
-------------------------------------------------------------------------------

     Revenues increased $3.5 million, or 2.8%, from $122.5 million for the year ended December 31, 1997 to $126.0 million in 1998. The increase was primarily due to the increases in revenues from small-ship and private jet travel programs, which were largely offset by decreases in revenue from big-ship cruise programs. The average revenue per traveler increased from $4,879 in 1997 to $5,066 in 1998 for the same reasons.

     Cost of operations decreased $0.9 million, or 0.9%, from $99.0 million for the year ended December 31 1997 to $98.2 million in 1998. Cost of operations decreased as a percentage of revenues from 80.8% in 1997 to 77.9% in 1998. Promotional expenses declined both in aggregate and as a percentage of revenues due to the Company's focus on more effective promotional expenditures.

     Gross profit increased $4.3 million, or 18.4%, from $23.5 million for the year ended December 31, 1997 to $27.8 million in 1998. Gross profit as a percentage of revenues increased from 19.2% in 1997 to 22.1% in 1998. The increase in gross profit and gross profit margin for the year was attributable to the Company's focus on higher-margin travel programs and increasing the number of travelers per promotional dollar expended.

     Selling, general and administrative expenses increased $0.2 million, or 1.5%, from $15.4 million for the year ended December 31, 1997 to $15.6 million in 1998. The increase was primarily due to the cost of additional administrative personnel necessary for the commencement of the M/S Clipper Adventurer operations in April 1998. This increase was partially offset by the increased use of stock options as part of the incentive compensation program for key employees. Overall, selling, general and administrative expenses decreased as a percentage of revenues from 12.5% in 1997 to 12.4% in 1998.

     Depreciation and amortization increased $0.7 million, or 49.1%, from $1.3 million for the year ended December 31, 1997 to $2.0 million in 1998. Depreciation and amortization increased as a percentage of revenues from 1.1% in 1997 to 1.6% in 1998. This increase was primarily related to depreciation on the M/S Clipper Adventurer which commenced operations in April 1998 and to two months' depreciation on the M/S Clipper Odyssey which was acquired in November 1998.

     Investment income increased $0.1 million, or 8.4%, from $1.0 million for the year ended December 31, 1997 to $1.1 million for the year ended December 31, 1998. This increase was attributable to the increase in the average monthly balance of investable cash generated from advance deposits relating to the M/S Clipper Adventurer. The average interest rate was 5.9% in 1998 and 5.8% in 1997. The average monthly balance of cash and marketable securities during the period increased from $17.0 million in 1997 to $18.1 million in 1998.

     Interest expense increased $0.6 million, or 748.2%, from $0.1 million for the year ended December 31, 1997 to $0.7 million in 1998. Interest increased as a percentage of revenues from 0.1% in 1997 to 0.6% in 1998. The increase was primarily due to the amounts paid on borrowings under the Company's $30.0 million revolving credit facility. The borrowings were necessary as the Company completed the renovation of the M/S Clipper Adventurer and completed the purchase of the M/S Clipper Odyssey in November 1998.

     The Company's effective income tax rate remained consistent at 36.0% in 1997 and 1998.

     Net income increased $1.8 million, or 37.3%, from $4.9 million for the year ended December 31, 1997 to $6.8 million in 1998. Net income as a percentage of revenues increased from 4.0% in 1997 to 5.4% in 1998. The increase in net income for this period was attributable primarily to the Company's focus on higher margin travel programs while decreasing promotional expenditures per traveler.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996
-------------------------------------------------------------------------------

     Revenues decreased $3.6 million, or 2.9%, from $126.1 million for the year ended December 31, 1996 to $122.5 million in 1997. The decrease was due to 2,220 fewer travelers, a decrease of 8.1%, from 27,334 travelers in 1996 to 25,114 in 1997. The decrease in travelers was partially offset by an increase in the average revenue per traveler of $266, from $4,613 in 1996 to $4,879 in 1997. The reduction in travelers on the Company's big-ship cruises accounted for most of the decrease in revenue. However, because the big-ship cruises are lower-priced trips relative to other travel programs, average revenue per traveler actually increased.

     Cost of operations decreased $2.6 million, or 2.6%, from $101.7 million for the year ended December 31, 1996 to $99.0 million in 1997. The decrease in 1997 was primarily due to the decrease in revenues in 1997 compared to 1996. While the overall cost of operations decreased in 1997, the Company experienced increases in the costs of promoting its programs compared to the prior year. Promotional expenses were $19.8 million in 1997 and $19.1 million in 1996. The increase in promotional expenses in 1997 was primarily attributable to increased postage and commission expenses compared to 1996.

     Gross profit decreased $0.9 million, or 3.7%, from $24.4 million for the year ended December 31, 1996 to $23.5 million in 1997. Gross profit as a percentage of revenues decreased from 19.4% in 1996 to 19.2% in 1997. The decrease in 1997 was due to the decreased revenue and higher promotional expenses as a percent of revenues.

     Selling, general and administrative expenses decreased $1.6 million, or 9.3%, from $16.9 million for the year ended December 31, 1996 to $15.4 million in 1997. Selling, general and administrative expenses decreased as a percentage of revenues from 13.4% in 1996 to 12.5% in 1997. The 1996 amount included approximately $1.0 million paid to a key employee of Clipper Cruise Line pursuant to an existing employment agreement prior to the Company's acquisition of Clipper Cruise Line, as well as $0.3 million in contractual severance expenses relating to a departed executive. Contractual severance expenses relating to departed executives totaled $0.4 million in 1997.

     Depreciation and amortization decreased $0.5 million, or 27.7%, from $1.8 million for the year ended December 31, 1996 to $1.3 million in 1997. Depreciation and amortization decreased as a percentage of revenues from 1.5% in 1996 to 1.1% in 1997. The reduction in 1997 was attributable to a change in the estimated useful lives of the M/V Nantucket Clipper and M/V Yorktown Clipper. Prior to 1997, both ships were depreciated over a period of 25 years commencing on the dates placed in service, which were in 1984 and 1988, respectively. Supported by updated appraisals obtained at the time of the Clipper Cruse Line acquisition, management determined that the remaining estimated useful life of each ship as of January 1, 1997 was 30 years. The net book value of each ship as of January 1, 1997 is being depreciated on a straight-line basis based on such schedule.

     Investment income decreased $0.7 million, or 40.5%, from $1.6 million for the year ended December 31, 1996 to $1.0 million in 1997. The reduced level of investment income in 1997 was due to decreased levels of investable cash due to the use of approximately $9.9 million to acquire Clipper Cruise Line and $10.9 million to pay off Clipper Cruise Line's ship mortgages. The Company's average monthly balance of cash and marketable securities was $17.0 million in 1997 and $29.3 million in 1996, earning 5.8% and 5.6% rates of return, respectively.

     Interest expense decreased $1.8 million, or 95.5%, from $1.9 million for the year ended December 31, 1996 to $0.1 million in 1997. Interest expense consisted of amounts paid by the Company on the U.S. Government Guaranteed Financing Bonds relating to the cruise ships, other outstanding loan balances and amounts outstanding under the revolving credit facility. The reduced level of interest expense in 1997 was due to the payoff of the U.S. Government Bonds and other outstanding loans.

     The Company's effective income tax rate was 36.0% in 1997 which compares to an effective income tax rate of 35.0% in 1996. The exclusion of nontaxable interest income and effects of state taxes are the primary factors for the effective tax rate to differ from the statutory federal income tax rate.

     Net income increased $1.8 million, or 56.1%, from $3.2 million for the year ended December 31, 1996 to $4.9 million in 1997. Net income as a percentage of revenues increased from 2.5% in 1996 to 4.0% in 1997. The increase in net income was primarily attributable to a reduction in the Company's interest expense, depreciation expense, and selling, general and administrative expense relative to changes in management compensation.

Liquidity and Capital Resources
-------------------------------------------------------------------------------

     The Company has funded its operations, capital expenditures and dividend payments through cash flows generated from operations and its revolving credit facility. The Company receives advance payments and deposits prior to travel departures, which are recorded as deferred revenue. Advance payments are a significant source of operating cash flow and are used by the Company to prepay certain program and promotional costs, with the balance invested to generate investment income or used to repay debt.

     Deferred revenue, representing payments received from travelers for tour departures that have not been completed, increased $3.0 million, or 11.2%, from $26.8 million at December 31, 1997 to $29.8 million at December 31, 1998. This increase represents primarily the deferred revenue collected for first quarter 1999 cruise departures of the M/S Clipper Adventurer. There were no corresponding first quarter 1998 departures as the M/S Clipper Adventurer commenced service in April 1998. Of the deferred revenue at December 31, 1998, 74.6%, or $22.3 million, relates to tour departures that are scheduled for completion by March 31, 1999.

     The Company's revolving credit facility permits borrowings up to $30.0 million. The credit facility provides that the Company may select among various borrowing arrangements with varying maturities and interest rates. The maturity on the credit facility is November 1, 2003. Borrowings under this credit facility were $20.8 million as of December 31, 1998. At March 29, 1999, outstanding borrowings under the credit facility were $12.0 million as the Company had repaid $8.8 million of its borrowings with cash made available primarily by replacing certain escrow requirements with a surety bond. The borrowings had a weighted average interest rate of 6.7% as of March 29, 1999. In connection with the purchase of the M/S Clipper Odyssey in November 1998, the Company delivered to the seller a $5.5 million one-year promissory note. This note bears interest at the rate of 4.0% per annum.

     Net cash provided by operations was $1.8 million, $7.6 million and $7.5 million in 1996, 1997 and 1998, respectively, reflecting net income and the changes in current asset and liability accounts for the years indicated, including the change in deferred revenue noted above.

     Net cash used in investing activities increased $15.1 million, from $9.2 million in 1997 to $24.3 million in 1998. The increase in investing activities in 1998 was primarily the result of investment in the M/S Clipper Adventurer and the purchase of the M/S Clipper Odyssey. The capital expenditures on property and equipment of $10.0 million and $25.0 million in 1997 and 1998, respectively, primarily represent continued investment in Company-owned small ships.

     Net cash provided by financing activities increased from $0.8 million in 1997 to $11.7 million in 1998. The increase in cash provided by financing activities was primarily the result of a $13.4 million net increase in revolving line of credit borrowings and $1.4 million of cash proceeds from the issuance of 113,000 shares of common stock from its treasury during the year ended December 31, 1998 in satisfaction of stock options exercised by past Company employees.

     The Company paid dividends of $3.2 million, $2.5 million and $2.6 million during 1996, 1997 and 1998, respectively. During 1997 and 1998, the Company repurchased 96,750 shares and 29,400 shares of common stock, respectively, in the open market for an aggregate of $0.8 million and $0.5 million, respectively. On December 11, 1998, the Company announced a stock repurchase program pursuant to which it intends, over time as market conditions permit, to buy up to 300,000 shares of its common stock on the open market. The Company has repurchased 41,200 shares during 1999.

     In March 1999, the Company filed with the Securities and Exchange Commission a registration statement for the proposed public offering by the Company of 500,000 shares of common stock and by the Revocable Trust of Barney A. Ebsworth of 2,000,000 shares of common stock (plus an aggregate of up to 375,000 shares which may be sold pursuant to an over-allotment option granted to the underwriters). The Company intends to use the net proceeds from the proposed public offering to repay outstanding indebtedness under the terms of the Company's revolving credit facility, including borrowings incurred in connection with the purchase of the M/S Clipper Odyssey, and for general corporate purposes. The Company will not receive any proceeds from the sale of shares by the selling shareholder.

     On December 31, 1996, the Company acquired all the outstanding common stock of Clipper Cruise Line from Windsor, Inc., a company controlled by Barney A. Ebsworth, the Company's founder, Chairman of the Board and majority shareholder. Due to the common ownership and control of Mr. Ebsworth over both the Company and Clipper Cruise Line, the acquisition was accounted for in a manner similar to the pooling-of-interests method and, accordingly, all financial data has been restated to include the accounts and results of operations of Clipper Cruise Line for all periods prior to the acquisition. The Stock Purchase Agreement included an initial payment of approximately $9.9 million and the assumption of indebtedness of $5.5 million owed by Clipper Cruise Line to Windsor, with an additional $0.2 million paid on March 14, 1997. Additional cash consideration of up to $3.0 million may be paid to the extent the cumulative net cruise revenues of Clipper Cruise Line exceed $70.0 million for the period January 1, 1997 through December 31, 2000. Based upon the Company's current operations, we expect to reach this $70.0 million threshold in 1999, and thus the $3.0 million payment would become payable on February 28, 2000. When such amount is reasonably likely to become payable, the Company will record a liability of $3.0 million and a corresponding reduction in retained earnings (or increase in accumulated deficit, if applicable), which will reduce shareholders' equity.

     In connection with the acquisition of Clipper Cruise Line, the Company entered into a $10.0 million revolving credit facility agreement. The Company financed the acquisition primarily from its cash on hand, which had the effect of significantly reducing cash and marketable securities at December 31, 1996, and included a $3.0 million draw on its revolving credit facility. In October 1998, the Company amended its revolving credit facility to increase permitted borrowings to $30.0 million and to extend the maturity to November 1, 2003. The increase provided for the additional funding necessary to complete the purchase of the M/S

Clipper Odyssey in November 1998, and for other capital expenditures. Cash flow from operations together with draws against the revolving credit facility will provide for up to $2.0 million for renovation of the M/S Clipper Odyssey, for the retirement of the $5.5 million one-year note payable to the seller of the M/S Clipper Odyssey and for other capital expenditures as needed. As of March 29, 1999, the Company had outstanding borrowings of $12.0 million with a weighted average interest rate of 6.7% under its revolving credit facility.

Foreign Currency Hedging Program
-------------------------------------------------------------------------------

     Many of the Company's travel programs necessitate the purchase of services from suppliers located outside the United States and certain of its payment obligations to suppliers are denominated in foreign currencies. As a result, the Company is exposed to the risk of fluctuating currency values. To protect the U.S. dollar value of its foreign currency transactions, the Company may enter into "forward contracts" which are commitments to buy foreign currencies in the future at a contracted rate. The Company uses forward and option contracts solely to hedge its foreign currency exposure and does not speculate for future profits. Fluctuations in the value of the U.S. dollar in relation to the currency of its suppliers have not had a material adverse effect on the Company's results of operations.

Inflation
-------------------------------------------------------------------------------

     Inflation affects the costs incurred by the Company in its purchases of program components from its suppliers and in certain portions of its selling, general and administrative expenses. The Company has offset the effects of inflation through price increases and by controlling its expenses. The Company's ability to increase prices is limited by competitive factors as well as the need to maintain acceptable pricing for the markets in which it sells its programs. In management's opinion, inflation has not had a significant impact on the operations during the three years ended December 31, 1998.

Year 2000 Compatibility
-------------------------------------------------------------------------------

     The Company relies on computer systems, related software applications and other control devices in operating and monitoring certain aspects of its business, including but not limited to, its financial systems (such as general ledger and accounts payable modules), billing and reservations systems, internal networks, telecommunications equipment and shipboard navigational systems and equipment. The Company also relies, directly and indirectly, on the internal and external systems of various independent business enterprises, such as its suppliers, third-party contractors, customers and financial organizations for their accurate exchange with the Company and use in general operations of date related information.

     The Company has initiated a Year 2000 compliance program. As part of its compliance program, the Company has developed a plan to: (i) identify all "business-critical" software that requires modification for the Year 2000 and complete an estimate of the time and other resources required to complete software modifications; (ii) receive written or oral confirmation from its "business-critical" vendors that the services or equipment supplied by such vendors is or will be Year 2000 compliant;
(iii) institute a formal communication process to keep senior management and the Board of Directors of the Company apprised of significant Year 2000 issues; and (iv) develop a schedule for completing necessary Year 2000 modifications in a timely manner. The Company is underway with the inventory and assessment phases of its Year 2000 plan for "business-critical" infrastructure and application software.

     The Company's plan has been implemented through various phases, depending upon the functional area and the internal or external nature of the system involved. For internal systems, the Company has progressed furthest and is generally in the system conversion and testing phase, notably for its internally-developed passenger billing and reservation system. This application should be ready for user testing by mid-1999. A substantial portion of the other office-based software and hardware is believed to be Year 2000 compliant based upon vendor representations, with systems testing yet to be completed. The Company has also substantially completed the inventory, assessment and detailed analysis phases of its Year 2000 plan for ship-based "business-critical" navigational and operational equipment and systems. These "business-critical" systems for the Company's four ships should be Year 2000 compliant by June 30, 1999.

     The Company believes that the final phases of its Year 2000 plan will be completed in advance of December 31, 1999. The Company has not incurred and, based upon the information available to the Company at this time, does not expect to incur significant expenditures to address the Year 2000 issue. Year 2000 expenses to the Company, consisting primarily of personnel time, the accelerated replacement of systems and software, and outside consultation have totaled less than $0.2 million for the three years ended December 31, 1998. Projected costs to the Company for the completion of its Year 2000 program are expected to be less than $0.6 million. The Company does not believe that its Year 2000 program has resulted in or will result in the postponement of its other significant information technology projects.

     As part of its Year 2000 program, the Company plans to complete a contingency plan in 1999 which addresses the most reasonably likely "business-critical" worst-case scenarios. However, the Company cannot be certain that third parties supporting the Company's systems or providing goods and services to the Company have resolved or will resolve all Year 2000 issues in a timely manner. There can be no assurance that third parties will achieve timely Year 2000 compliance. Failure by the Company or any such third party to successfully address the relevant Year 2000 issues could result in disruptions to the Company's business and the incurrence of significant expenses by the Company. Additionally, the Company could be adversely affected by any disruption to third parties with which the Company does business if suppliers of goods and services to those third parties have not successfully addressed their Year 2000 issues.

Interest Rate and Currency Risks
-------------------------------------------------------------------------------

     The Company's principal interest rate risk is associated with its long-term debt. The Company has a $30.0 million revolving credit facility with a bank which expires on November 1, 2003. The Company may select among various borrowing arrangements with varying maturities and interest rates. At December 31, 1998, the annual interest rates on the borrowings ranged from 6.6% to 6.9%. Assuming a hypothetical 1% increase in the weighted-average interest rate during 1998, interest expense would have increased $0.1 million.

     The Company enters into non-U.S. currency commitments for the charter of cruise ships and aircraft for its international travel programs. The Company may enter into forward contracts to buy foreign currency at a stated U.S. dollar amount to hedge against fluctuating currency values. As of December 31, 1998, the Company had non-U.S. currency commitments equivalent to $3.5 million, of which the Company has purchased forward contracts with a U.S. dollar equivalency of $1.1 million. Management believes the fluctuation of the unhedged commitments would not have a material effect on the Company's cash flows or earnings.

Recent Accounting Pronouncements
-------------------------------------------------------------------------------

     During 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income, and Statement of Financial Accounting Standards No. 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information.

     SFAS 130 established standards for reporting and display of comprehensive income in a full set of financial statements. In addition to displaying an amount for net income (loss), the Company is now required to display other comprehensive income (loss), which includes other changes in equity (deficit). SFAS 130 had no effect on the Company's financial statements for the years ended December 31, 1996, 1997 and 1998.

     SFAS 131 established standards for the way that public business enterprises report information about operating segments in annual financial statements and also established standards for related disclosures about products and services, geographic areas, and major customers. Management has considered the requirements of SFAS 131 and, as reflected in note 12 to the Company's consolidated financial statements, believes the Company operates in one business segment.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities. This statement established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company is required to adopt this statement effective January 1, 2000. SFAS 133 will require the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair value will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of other stockholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be recognized in earnings immediately. The Company is currently evaluating when it will adopt this standard and the impact of the standard on the Company. The impact of SFAS No. 133 will depend on a variety of factors, including the future level of hedging activity, the types of hedging instruments used and the effectiveness of such instruments.

Safe Harbor Statement
-------------------------------------------------------------------------------

     Statements in this "Management's Discussion and Analysis" which contain more than historical information may be considered forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) which are subject to risks and uncertainties.

     Forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include such factors as unanticipated catastrophic events; changes in program costs and fluctuations of currency exchange rates; loss of key travel suppliers; ongoing access to the Concorde in the United States; competition within the travel industry; loss of key personnel; liability claims by travelers; loss of one or more of the Company's ships; regulations relative to the operation of passenger vessels and charters; Year 2000 risks; general economic conditions; and other risks described from time to time in the Company's filings with the Securities and Exchange Commission. In addition, the forward-looking statements assume the continued operation of our three ships consistent with their recent capacities and cruise price levels, and the commencement of operations of the M/S Clipper Odyssey in November 1999. These forward-looking statements represent the Company's judgment as of the date hereof.

                                                CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands except share and per share data)

                                                                                             YEAR ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    1996              1997              1998
Revenues                                                                        $  126,081        $  122,523        $  125,997
Cost of operations                                                                 101,651            99,007            98,156
----------------------------------------------------------------------------------------------------------------------------------

Gross profit                                                                        24,430            23,516            27,841

Selling, general and administrative                                                 16,924            15,353            15,587

Depreciation and amortization                                                        1,849             1,336             1,992
----------------------------------------------------------------------------------------------------------------------------------

Operating income                                                                     5,657             6,827            10,262

Investment income                                                                    1,643               978             1,060

Interest expense (including related party expenses of $813 in 1996)                 (1,904)              (85)             (721)
----------------------------------------------------------------------------------------------------------------------------------

Income before provision for income taxes and extraordinary item                      5,396             7,720            10,601

Provision for income taxes (Note 6)                                                  1,887             2,780             3,817
----------------------------------------------------------------------------------------------------------------------------------

Income before extraordinary item                                                     3,509             4,940             6,784

Extraordinary item - loss related to early extinguishment
   of debt (net of tax benefit of $194) (Note 9)                                      (344)                -                 -
----------------------------------------------------------------------------------------------------------------------------------

Net income                                                                      $    3,165        $    4,940        $    6,784
==================================================================================================================================

Basic earnings per share of common stock (Note 11):
   Income before extraordinary item                                             $     0.68        $     0.97        $     1.32
   Extraordinary item                                                                (0.07)                -                 -
----------------------------------------------------------------------------------------------------------------------------------

   Net income                                                                   $     0.61        $     0.97        $     1.32
==================================================================================================================================

   Weighted average number of common shares outstanding                          5,195,000         5,100,186         5,134,642
==================================================================================================================================

Diluted earnings per share of common stock (Note 11):
   Income before extraordinary item                                             $     0.68        $     0.96        $     1.29
   Extraordinary item                                                                (0.07)                -                 -
----------------------------------------------------------------------------------------------------------------------------------

   Net income                                                                   $     0.61        $     0.96        $     1.29
==================================================================================================================================

   Weighted average number of common shares outstanding                          5,195,000         5,127,250         5,252,482
==================================================================================================================================


See accompanying notes to consolidated financial statements.

                                         CONSOLIDATED BALANCE SHEETS
(Amounts in thousands except share data)

                                                                                          DECEMBER 31,
------------------------------------------------------------------------------------------------------------------
                                                                                    1997              1998
ASSETS:
Current assets:
   Cash and cash equivalents                                                      $  5,951          $    845
   Restricted cash (Note 3)                                                          4,720            10,582
   Restricted marketable securities (Notes 3 and 8)                                  4,745             4,025
   Prepaid program costs                                                             7,182             8,348
   Other current assets                                                              2,723             2,818
------------------------------------------------------------------------------------------------------------------
     Total current assets                                                           25,321            26,618

Property and equipment - net (Note 4)                                               26,198            54,655
Prepaid promotion costs                                                              5,155             4,961
Other assets                                                                           127               324
------------------------------------------------------------------------------------------------------------------
     Total                                                                        $ 56,801          $ 86,558
==================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
   Accounts payable                                                               $  3,455          $  5,347
   Accrued expenses                                                                  6,553             6,606
   Note payable (Note 4)                                                                 -             5,500
   Deferred revenue                                                                 26,838            29,836
     Total current liabilities                                                      36,846            47,289

Deferred income taxes (Note 6)                                                       6,988             7,867

Long-term debt (Note 9)                                                              7,450            20,800
------------------------------------------------------------------------------------------------------------------


Shareholders' equity:
   Preferred stock, $0.01 par value; 5,000,000 shares authorized,
     issued and outstanding - none                                                       -                 -
   Common stock, $0.01 par value; 20,000,000 shares authorized, issued - 5,325,000 shares; outstanding - 5,071,850 shares in 1997
     and 5,155,450 in 1998                                                              53                53
   Additional paid-in capital                                                       22,229            22,694
   Accumulated deficit                                                             (14,661)          (10,449)
------------------------------------------------------------------------------------------------------------------
     Total                                                                           7,621            12,298

   Treasury stock - at cost; 253,150 and 169,550 shares of common stock
     in 1997 and 1998                                                               (2,104)           (1,696)
     Total shareholders' equity                                                      5,517            10,602
------------------------------------------------------------------------------------------------------------------
     Total                                                                        $ 56,801          $ 86,558
==================================================================================================================

See accompanying notes to consolidated financial statements.


                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

                                                                                              YEAR ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    1996              1997              1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                        $  3,165           $ 4,940          $  6,784
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                                     1,849             1,336             1,992
   Deferred income taxes                                                              (415)           (1,195)            1,366
   Changes in assets and liabilities which provided (used) cash:
     Restricted cash                                                                   366            (2,803)           (5,862)
     Prepaid expenses and other assets                                              (1,864)            6,160            (1,346)
     Other current assets                                                              209               269              (368)
     Accounts payable and accrued expenses                                           1,378             1,186             1,945
     Deferred revenue                                                               (2,880)           (2,258)            2,998
     Net cash provided by operating activities                                       1,808             7,635             7,509
----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                                                 (1,120)           (9,965)          (25,015)
Proceeds from sales of marketable securities                                        28,200             5,781             7,631
Purchases of marketable securities                                                 (17,093)           (4,990)           (6,882)
     Net cash provided by (used in) investing activities                             9,987            (9,174)          (24,266)
----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds (payments) of long-term debt                                           (8,019)            4,450            13,350
Purchase of common stock for treasury                                               (1,404)             (838)             (487)
Proceeds from sale of treasury stock                                                     -               180             1,360
Dividends paid                                                                      (3,182)           (2,546)           (2,572)
Payment to Windsor, Inc., for acquisition of Clipper                                (9,726)                -                 -
Net cash received from (paid to) Windsor, Inc.                                       5,029              (426)                -
     Net cash (used in) provided by financing activities                           (17,302)              820            11,651
----------------------------------------------------------------------------------------------------------------------------------

NET DECREASE IN CASH AND CASH EQUIVALENTS                                           (5,508)             (719)           (5,106)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                        12,178             6,670             5,951
----------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                            $  6,670           $ 5,951          $    845
==================================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

   Cash paid for taxes                                                            $  1,582           $ 4,350          $  3,215
   Cash paid for interest                                                            1,847               298               901
   Noncash contribution of capital                                                  10,249                 -                 -


See accompanying notes to consolidated financial statements.

                               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Amounts in thousands except share data)

                                                  COMMON STOCK
---------------------------------------------------------------------------------------------------------------------

                                               NUMBER OF           ADDITIONAL                             TOTAL
                                                 SHARES              PAID-IN  ACCUMULATED   TREASURY   SHAREHOLDERS'
                                                 ISSUED    AMOUNT    CAPITAL    DEFICIT       STOCK       EQUITY
---------------------------------------------------------------------------------------------------------------------
BALANCES AT JANUARY 1, 1996                    5,325,000    $  53    $12,016   $ (7,099)    $      -      $ 4,970

Contributed capital (Note 1)                           -        -     10,249          -            -       10,249
Acquisition of Clipper Cruise Line (Note 1)            -        -          -     (9,939)           -       (9,939)
Net income                                             -        -          -       3,165           -        3,165
Dividends paid to Intrav, Inc., shareholders           -        -          -     (2,596)           -       (2,596)
Dividends paid to Windsor, Inc.                        -        -          -       (586)           -         (586)
Other                                                  -        -        (78)         -            -          (78)
Purchase of 173,400 shares of common
      stock for treasury                               -        -          -          -       (1,404)      (1,404)
---------------------------------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31,1996                   5,325,000       53     22,187    (17,055)      (1,404)       3,781

Net income                                             -        -          -      4,940            -        4,940
Cash dividends paid to shareholders                    -        -          -     (2,546)           -       (2,546)
Purchase of 96,750 shares of common stock
       for treasury                                    -        -          -          -         (838)        (838)
Issuance of 17,000 shares of treasury stock
       related to exercise of stock options            -        -         42          -          138          180
---------------------------------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 1997                  5,325,000       53     22,229    (14,661)      (2,104)       5,517

Net income                                             -        -          -      6,784            -        6,784
Cash dividends paid to shareholders                    -        -          -     (2,572)           -       (2,572)
Purchase of 96,750 shares of common stock
       for treasury                                    -        -          -          -         (487)        (487)
Issuance of 17,000 shares of treasury stock
       related to exercise of stock options            -        -        465          -          895        1,360
---------------------------------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 1998                  5,325,000    $  53    $22,694   $(10,449)     $(1,696)     $10,602
=====================================================================================================================

See accompanying notes to consolidated financial statements.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

(AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)

1. Description of Business and Basis of Presentation
------------------------------------------------------------------------------

     Intrav, Inc. ("INTRAV" or the "Company") designs, markets and operates deluxe, escorted, worldwide travel programs and cruises. The Company provides a diverse offering of programs primarily to affluent, well-educated, mature individuals in the United States who desire substantive travel experiences. Its small cruise ship programs allow its travelers to visit secluded places of natural beauty and cultural interest aboard four Company owned and operated ships and others that it charters. The Company also offers programs that use privately chartered jet aircraft which allow its travelers to visit locations not as conveniently or comfortably served by commercial airlines.

     In December 1996, the Company acquired Clipper Cruise Line, Inc. ("Clipper") which offered cruise programs in the United States, Central America and the Caribbean Islands on its two small cruise ships, the M/V Nantucket Clipper and the M/V Yorktown Clipper. The acquisition of Clipper provided the Company with additional products and expertise in the small-ship cruise market and expanded its distribution capabilities through Clipper's travel agent network. Since the Clipper acquisition, the Company has expanded its small-ship programs through the acquisition of two additional small cruise ships, the M/S Clipper Adventurer, which began operations in April 1998, and the M/S Clipper Odyssey, which it will begin operating in November 1999.

     The acquisition of Clipper in 1996 from Windsor, Inc., a company controlled by Barney A. Ebsworth, the Company's founder, Chairman of the Board and majority shareholder, included a Stock Purchase Agreement with an initial payment of approximately $9,900 and the assumption of indebtedness of $5,500 owed by Clipper to Windsor, with an additional $213 paid to Windsor during 1997. Additional consideration of up to $3,000 may be paid to the extent the cumulative net cruise revenues (as defined), of Clipper exceed $70,000 in the period January 1, 1997 through December 31, 2000. Net cruise revenues, (as defined), were $54,491 through December 31, 1998. Due to the common ownership and control of Mr. Ebsworth over both INTRAV and Clipper, the acquisition has been accounted for in a manner similar to the pooling-of-interests method and, accordingly, all financial data has been restated to include the accounts and results of operations of Clipper for all periods prior to the acquisition.

2. Summary of Significant Accounting Policies
------------------------------------------------------------------------------


     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements of the Company include the accounts of INTRAV and its wholly-owned subsidiaries Clipper, Republic Cruise Line, Inc. ("RCL"), Liberty Cruise Line, Inc. ("LCL"), Clipper Adventurer, Ltd. ("CAL"), and Clipper Odyssey, Ltd. ("COL"). All significant intercompany accounts and transactions have been eliminated.

     REVENUE RECOGNITION -- Revenues are recognized as services are provided, generally upon completion of a tour; however, revenues for certain significant or long duration tours are recognized on a proportionate basis based on number of days traveled. Deferred revenue consists of amounts received for tours which have not yet been completed.

     PROMOTION AND PROGRAM COSTS -- The Company expenses promotion costs as incurred, except for direct-response advertising. Direct-response advertising and program costs are deferred until the revenue from the related program is recognized. Promotion expenses were $19,075, $19,767, and $17,501 for 1996, 1997 and 1998, respectively.

     CURRENCY HEDGES -- The Company may enter into contracts to buy foreign currencies in the future to protect the U.S. dollar value of certain foreign currency transactions. Except in the infrequent instance of cancellation of non-U.S. currency cost commitments, the Company's practices relating to these contracts do not expose the Company to currency risk from exchange rate movements because the gains and losses on them offset losses and gains on the cost commitments being hedged. Gains and losses on currency forward contracts are deferred and recognized in the same period as the hedged transactions (see Note 7).

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

     PROPERTY, AMORTIZATION AND DEPRECIATION -- Property and equipment is recorded at cost. Amortization and depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the individual assets. Capitalized software costs are amortized over 3 to 8 years, office furniture and equipment is depreciated over 5 to 7 years and leasehold improvements are amortized over the life of the related lease. The cruise ships are depreciated over 25 years prior to 1997, over 30 years beginning in 1997 and cruise ship equipment over 5 to 7 years. Effective January 1, 1997, the Company changed its estimates of the useful lives of the M/V Nantucket Clipper and M/V Yorktown Clipper. As a result of the appraisals of the Clipper ships, which were performed in connection with INTRAV's acquisition of Clipper, the Company determined that 30 years better reflects the estimated periods during which such assets will remain in service. The effect of the change in the estimated useful lives of the ships was to reduce depreciation expense for the year ended December 31, 1997 by approximately $623. Net income for the same period increased, by approximately $400. The increase in net income represented an $.08 increase in both basic and diluted earnings per share of common stock in 1997.

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

     Prior to the acquisition discussed in Note 1, Clipper's results of operations were included in the consolidated U.S. Corporate income tax return of Windsor. Prior to the acquisition, Clipper's provision for income taxes had been computed as if it filed an annual return on a separate company basis. Clipper is included in the consolidated return of INTRAV for the years ended December 31, 1997 and 1998.

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

     STOCK-BASED COMPENSATION PLANS -- Effective January 1, 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. The new standard defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to the new standard, companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, but are required to disclose pro forma net income and, if presented, earnings per share as if the company had applied the new method of accounting. The Company has adopted the disclosure requirements of SFAS 123 in fiscal year 1996 but will continue to recognize and measure compensation for its restricted stock and stock option plans in accordance with the existing provisions of APB 25.

     RECENT ACCOUNTING PRONOUNCEMENTS -- During 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income, and Statement of Financial
Accounting Standards No. 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information.

     SFAS 130 established standards for reporting and display of comprehensive income in a full set of financial statements. In addition to displaying an amount for net income (loss), the Company is now required to display other comprehensive income (loss), which includes other changes in equity (deficit). SFAS 130 had no effect on the Company's financial statements for the years ending December 31, 1996, 1997 and 1998.

     SFAS 131 established standards for the way that public business enterprises report information about operating segments in annual financial statements and also established standards for related disclosures about products and services, geographic areas, and major customers. Management has considered the requirements of SFAS 131 and, as discussed in Note 12, believes the Company operates in one business segment.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities. This statement established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company is required to adopt this statement effective January 1, 2000. SFAS 133 will require the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair value will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of other stockholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be recognized in earnings immediately. The Company is currently evaluating when it will adopt this standard and the impact of the standard on the Company. The impact of SFAS No. 133 will depend on a variety of factors, including the future level of hedging activity, the types of hedging instruments used and the effectiveness of such instruments.

     RECLASSIFICATIONS -- Certain reclassifications have been made to 1996 and 1997 to conform to the 1998 presentation.


3. Restricted Cash and Marketable Securities
------------------------------------------------------------------------------

     U.S. law requires the Company to maintain financial protection for passenger advance payments for Company-operated cruises and chartered flights embarking from the U.S. The Company has established escrow arrangements to comply with the law. Under the arrangements, monies received from passengers for cruises and chartered flights are held in escrow accounts until the respective cruises have been completed or charter payments have been made. At December 31, 1997 and 1998, cash equivalents and marketable securities amounting to $9,465 and $14,607, respectively, were held in escrow.

     On February 2, 1999, the Company replaced certain cash escrow requirements, related to passenger advance payments for cruises on the Company's U.S. flag ships -- M/V Nantucket Clipper and M/V Yorktown Clipper, with a surety bond. The Federal Maritime Commission established the current surety bond level at $6,000 in order to satisfy its requirements of evidence of the Company's financial responsibility in lieu of the escrow arrangement. The surety bond required a $1,500 standby letter of credit as collateral.


4. Property and Equipment
------------------------------------------------------------------------------

     Property and equipment at December 31, 1997 and 1998 consist of the following:

                                          1997          1998
------------------------------------------------------------------------------
Cruise ships                            $ 28,356      $ 65,603
Computer hardware and software             5,187         6,104
Office furniture and equipment             1,638         1,698
Cruise ship equipment                        469           475
Leasehold improvements                       107           121
Warehouse facilities                          48            51
Construction in progress                   7,816             -
------------------------------------------------------------------------------
   Total property and equipment           43,621        74,052
Less accumulated depreciation            (17,423)      (19,397)
------------------------------------------------------------------------------
   Property and equipment - net         $ 26,198      $ 54,655
==============================================================================

     CRUISE SHIPS -- On September 4, 1998, the Company entered into a purchase agreement with Spice Islands Cruises Ltd., ("Spice Islands") to purchase the 120-passenger luxury cruise ship Oceanic Odyssey for a purchase price of $16,000. The Company made a cash payment of $10,500 and delivered its one-year promissory note in the amount of $5,500 at the time of closing.

     Following the vessel purchase, the Company chartered the vessel, on a bareboat basis (i.e., without crew or provisioning), to Spice Islands for a period commencing on the closing date of the purchase, November 12, 1998, and ending November 1, 1999. The charter hire fee of $1,700 was received at the time of closing and is being recognized on a straight-line basis over the life of the charter agreement. The charter arrangement will afford the Company lead time to design and market travel programs for the vessel while permitting Spice Islands to fulfill its preexisting cruise obligations.

     In 1997, the Company purchased the cruise ship, M/S Clipper
Adventurer, and renovated it during 1997 and 1998 with expenditures of $20,200. The cruise ship was placed in service in early April 1998.

     Capitalized interest relating to the refurbishment of the M/S Clipper Adventurer for the years ended December 31, 1997 and 1998 was $108 and $378, respectively.


5. Operating Leases
------------------------------------------------------------------------------

     The Company leases various office facilities and equipment under noncancellable operating leases. At December 31, 1998, future minimum payments under these leases with initial or remaining terms of one year or more were:

                              OFFICE
                              SPACE            OTHER        TOTAL
------------------------------------------------------------------------------
1999                          $  725           $199         $  924
2000                             739            138            877
2001                             752             94            846
2002                               -             24             24
2003                               -             10             10
------------------------------------------------------------------------------
   Total                      $2,216           $465         $2,681
==============================================================================

     Windsor Management Corporation, as agent for Windsor Real Estate, Inc., an affiliated entity, was the lessor of the office space through July 1997. Rent paid to the related party was $702 and $457 for 1996 and 1997, respectively. During 1997, the office building was sold to an unrelated third party.

     Rental expense for the years ended December 31, 1996, 1997 and 1998 was $866, $1,061 and $883, respectively.


6. Income Taxes
------------------------------------------------------------------------------

     Provisions for income taxes consist of the following:

                                     YEAR ENDED DECEMBER 31,
                               1996           1997           1998
------------------------------------------------------------------------------
Current:
   Federal                   $ 2,174        $ 3,754         $2,301
   State                         128            221            150
Deferred:
   Federal                      (393)        (1,129)         1,283
   State                         (22)           (66)            83
------------------------------------------------------------------------------
      Total                  $ 1,887        $ 2,780         $3,817
==============================================================================

     Factors causing the effective tax rate to differ from the statutory federal income tax rate were:

                                           YEAR ENDED DECEMBER 31,
                                      1996           1997           1998
------------------------------------------------------------------------------
Statutory rate                        34.0%          34.0%          33.8%
Nontaxable
   interest income                    (0.1)             -              -
State and local income
   taxes, net of U.S.
   federal income tax
   benefit                             1.1            2.0            2.2
------------------------------------------------------------------------------
     Effective rate                   35.0%          36.0%          36.0%
==============================================================================

     The Company's current and noncurrent deferred taxes included in the balance sheets as of December 31, 1997 and 1998 consisted of the following deferred tax assets and liabilities:

                                                         1997

                                      DEFERRED         DEFERRED              NET
                                        TAX               TAX             LIABILITY
                                       ASSETS         LIABILITIES          (ASSET)
--------------------------------------------------------------------------------------
Property and equipment                 $    6            $5,259            $5,253
Promotional costs                           -             1,735             1,735
Accruals                                  416               134              (282)
Deferred compensation                     434                 -              (434)
--------------------------------------------------------------------------------------
   Total                               $  856            $7,128            $6,272
======================================================================================

Current deferred taxes                 $  850            $  134            $ (716)
Noncurrent deferred taxes                   6             6,994             6,988
--------------------------------------------------------------------------------------
   Total                               $  856            $7,128            $6,272
======================================================================================

                                                         1998

                                      DEFERRED         DEFERRED              NET
                                        TAX               TAX             LIABILITY
                                       ASSETS         LIABILITIES          (ASSET)
--------------------------------------------------------------------------------------
Property and equipment                 $    6            $6,187            $6,181
Promotional costs                           -             1,686             1,686
Accruals                                  327                98              (229)
--------------------------------------------------------------------------------------
   Total                               $  333            $7,971            $7,638
======================================================================================

Current deferred taxes                 $  327            $   98            $ (229)
Noncurrent deferred taxes                   6             7,873             7,867
--------------------------------------------------------------------------------------
   Total                               $  333            $7,971            $7,638
======================================================================================

7. Commitments and Contingencies
------------------------------------------------------------------------------

     CHARTER AGREEMENTS -- As of December 31, 1998, the Company has agreements to charter cruise ships and aircraft for its group travel programs in 1999 and 2000 amounting to $6,828. Commitments generally may be canceled with penalties from 10 percent to 100 percent.

     PROFIT SHARING PLAN -- Effective January 1, 1998, all assets of the Clipper profit sharing plan were merged into the INTRAV Plan. In addition, the INTRAV Plan was renamed the INTRAV-Clipper 401(k) Plan. The plan covers substantially all employees. The Company may match a percentage of the employees' before-tax contributions and may also make a non-matching contribution. An employee is not required to make before-tax contributions in order to receive a company non-matching contribution. Company contributions, which are subject to the discretion of the Board of Directors, amounted to approximately $372, $242 and $210 in 1996, 1997 and 1998, respectively.

     STANDBY LETTERS OF CREDIT -- As of December 31, 1998, the Company had standby letters of credit in place totaling approximately $545. On January 26, 1999, the Company issued a $1,500 standby letter of credit to collateralize its surety bond obligation required by the Federal Maritime Commission (see Note 3). The Company expects that none of its standby letters of credit will be drawn on.

     CURRENCY CONTRACTS -- The Company has utilized foreign currency forward contracts to hedge against fluctuations in the costs of the currencies used for its international travel programs. At December 31, 1998, the Company had contracts to purchase $1,065 (U.S. equivalents) of non-U.S. currencies for 1999 program operations.

     LITIGATION -- The Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. While the results of such litigation cannot be predicted, management believes, based upon advice of legal counsel, that the ultimate outcome of such litigation will not have a material adverse effect on the consolidated financial statements of the Company and its subsidiaries.


8. Marketable Securities
------------------------------------------------------------------------------

     At December 31, 1997 and 1998, the Company's investments in marketable securities (including restricted amounts) are classified as available-for-sale and include the following:

                                             FAIR VALUE
                                        1997              1998
------------------------------------------------------------------------------
U.S. Treasury and agency
   securities                          $4,745            $4,025
==============================================================================

     The contractual maturities of debt securities as of December 31, 1998 are as follows:

                                   FAIR VALUE
------------------------------------------------------------------------------
One to five years                    $4,025
==============================================================================

     The gross realized and unrealized gains and losses are immaterial. For the purposes of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.


9. Long-Term Debt
------------------------------------------------------------------------------

     In December 1996, the Company prepaid $10,518 to retire the outstanding principal of both series of United States Government Guaranteed Financing Bonds related to certain cruise ships. As required under the bond agreements, the Company paid an additional $416 prepayment premium for the early retirement of the bonds. Accordingly, the Company recorded an extraordinary loss of $538 ($344 net of taxes) consisting of the prepayment premium and the write-off of deferred financing costs related to the early extinguishment of the debt.

     The Company has a $30,000 revolving credit facility agreement with NationsBank, N.A., which expires on November 1, 2003. The agreement includes provisions for periodic reductions of the available amount to $15,000. In addition, the Company may select among various borrowing arrangements with varying maturities and interest rates. At December 31, 1998, the interest rates on the borrowings ranged from 6.6% to 6.9%. The Company has pledged its personal property, including the cruise ships, as collateral and must comply with certain financial covenants, under the terms of the agreement. The Company had outstanding borrowings of $7,450 and $20,800 at December 31, 1997 and 1998, respectively.

     On January 18, 1999, the Company amended the revolving credit facility agreement to increase the allowable letter of credit commitment from $1,000 to $2,500.

     As of February 3, 1999, the Company had repaid $7,800 of its borrowings under the revolving credit facility with cash made available by replacing certain escrow requirements with a surety bond (see Note
3). As a result of the repayment, the Company reduced outstanding borrowings to $13,000.


10. Incentive Stock Plan
------------------------------------------------------------------------------

     On April 21, 1995, the Company's shareholders adopted the 1995 Incentive Stock Plan (the "Plan"); whereby, incentive stock options, nonqualifying stock options, restricted stock and stock appreciation rights may be granted to officers, key employees and outside directors to purchase a specified number of shares of common stock at a price not less than the fair market value at the date of grant and for a term not to exceed 10 years. During 1997, the Plan was amended to increase the maximum number of shares available for issuance thereunder to 750,000. Each such option, except for 100,000 stock options granted to a key employee, vests over a five-year period with 20% vesting each year. The aforementioned 100,000 stock options granted to the key employee vested 50% on December 31, 1998 and the remaining 50% will vest on December 31, 1999 subject to continuation of employment. In addition, in 1998, the key employee received a deferred compensation payment of $1,451 related to a previous deferred compensation agreement. Of the 522,000 outstanding options, 464,000 options will vest immediately upon a change of control, as defined.

     Stock option transactions are summarized as follows:

                                                                                WEIGHTED
                                                               PRICE             AVERAGE
                                            SHARES             RANGE              PRICE
--------------------------------------------------------------------------------------------
Outstanding, January 1, 1996                300,000               $10.50         $10.50
   Granted                                  200,000          $7.66-$8.50         $ 8.08
--------------------------------------------------------------------------------------------
Outstanding, December 31, 1996              500,000         $7.38-$10.25         $ 9.53
   Granted                                  475,000         $7.38-$13.25         $10.11
   Canceled                                (390,000)        $7.66-$10.50         $ 9.26
   Exercised                                (17,000)              $10.50         $10.50
--------------------------------------------------------------------------------------------
Outstanding, December 31, 1997              568,000         $7.38-$10.50         $10.42
   Granted                                   67,000        $13.00-$14.75         $14.51
   Exercised                               (113,000)       $7.375-$10.50         $ 9.39
--------------------------------------------------------------------------------------------
Outstanding, December 31, 1998              522,000        $7.375-$14.75         $11.17
   Exercisable at:
      December 31, 1997                      81,000               $10.50         $10.50
      December 31, 1998                      97,000        $10.50-$13.25         $12.55
============================================================================================

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

                                        YEAR ENDED DECEMBER 31,
                                        1997              1998
------------------------------------------------------------------------------
Net income - as reported               $4,940            $6,784
==============================================================================
Net income - pro forma                 $4,766            $6,602
==============================================================================
Net income per common share -
   as reported:
  Basic                                $ 0.97            $ 1.32
==============================================================================
  Diluted                              $ 0.96            $ 1.29
==============================================================================
Net income per common share -
   pro forma:
  Basic                                $ 0.93            $ 1.29
==============================================================================
  Diluted                              $ 0.93            $ 1.26
==============================================================================

     The pro forma compensation effects of this calculation were not material and therefore have not been disclosed for the year ended
December 31, 1996.

     The Company has estimated the fair values of its option grants since 1995 by using the binomial options pricing model with the following assumptions:

                                               YEAR ENDED DECEMBER 31,
                                        1996              1997              1998
--------------------------------------------------------------------------------------------
Expected life (years)                     10                10                10
Risk-free interest rate                 6.50%             5.62%             5.31%
Volatility                             37.50%            28.01%            19.23%
Dividend yield                          4.76%             3.78%             4.48%


11. Earnings Per Share
-------------------------------------------------------------------------------

     Weighted average shares of common stock and common stock equivalents used in the calculation of basic and diluted earnings per share are summarized as follows:

                                               YEAR ENDED DECEMBER 31,
ANNUAL DATA                            1996              1997              1998
--------------------------------------------------------------------------------------------
Weighted average number
   of common shares
   outstanding (Basic EPS)          5,195,000         5,100,186         5,134,642

Stock option equivalents                    -            27,064           117,840
--------------------------------------------------------------------------------------------
Weighted average number
   of common shares and
   equivalents outstanding
   (Diluted EPS)                    5,195,000         5,127,250         5,252,482
============================================================================================

     Stock option equivalents included in the Diluted EPS calculation were determined using the treasury stock method. Under the treasury stock method and SFAS 128, outstanding stock options are dilutive when the average market price of the Company's common stock exceeds the option price during a period. In addition, proceeds from the assumed exercise of dilutive options along with the related tax benefit are assumed to be used to repurchase common shares at the average market price of such stock during the period.

12. Enterprise Wide Disclosure
------------------------------------------------------------------------------

     The Company operates in one business segment. Although the Company primarily manages its operations on a trip by trip basis, for ease of presentation, the Company has classified the trips based on the primary mode of transportation. The primary modes of transportation consist of small ships, private jets, big ships and other.

     The Company considers small ship cruises those programs which primarily use vessels that carry less than 400 passengers. Private jet charters are those programs the focus of which is privately chartered jet aircraft. "Other" represents various programs which do not fall under the aforementioned categories, such as land based programs and other miscellaneous revenues.

     The Company derives substantially all of its revenues from domestic customers.

     The following table presents, for the periods indicated, the Company's revenue by mode of transportation.

                                                YEAR ENDED DECEMBER 31,
                                        1996              1997              1998
--------------------------------------------------------------------------------------
Small ships                          $ 54,068          $ 55,891          $ 71,149
Private jets                           17,396            16,667            20,537
Big ships                              34,822            31,113            22,487
Other                                  19,795            18,852            11,824
--------------------------------------------------------------------------------------
   Total                             $126,081          $122,523          $125,997
======================================================================================


13. Quarterly Results of Operations (Unaudited)
------------------------------------------------------------------

     The results of operations by quarter for 1997 and 1998 were as follows:

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                     QUARTER ENDED
                                                          1997
                          MARCH 31       JUNE 30        SEPT. 30       DEC. 31         TOTAL
------------------------------------------------------------------------------------------------
Revenues                  $27,174        $23,905        $36,423        $35,021       $122,523
Cost of
  operations               22,023         18,892         29,806         28,286         99,007
------------------------------------------------------------------------------------------------
Gross profit              $ 5,151        $ 5,013        $ 6,617        $ 6,735       $ 23,516
Net income                $   792        $   801        $ 1,600        $ 1,747       $  4,940
Basic net
  income
  per share               $  0.15        $  0.16        $  0.32        $  0.34       $   0.97
Diluted net
  income
  per share               $  0.15        $  0.16        $  0.31        $  0.34       $   0.96
================================================================================================

                                                     QUARTER ENDED
                                                          1998
                          MARCH 31       JUNE 30        SEPT. 30       DEC. 31        TOTAL
------------------------------------------------------------------------------------------------
Revenues                  $26,719        $22,057        $41,269        $35,952       $125,997
Cost of
  operations               21,601         16,615         32,805         27,135         98,156
------------------------------------------------------------------------------------------------
Gross profit              $ 5,118        $ 5,442        $ 8,464        $ 8,817       $ 27,841
Net income                $   985        $   943        $ 2,475        $ 2,381       $  6,784
Basic net
  income
  per share               $  0.19        $  0.18        $  0.48        $  0.46       $   1.32
Diluted net
  income
  per share               $  0.19        $  0.18        $  0.47        $  0.45       $   1.29
================================================================================================

                     INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders Intrav, Inc.


     We have audited the accompanying consolidated balance sheets of Intrav, Inc. and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Intrav, Inc. and subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



St. Louis, Missouri
February 9, 1999

STOCK LISTING

The common shares of Intrav, Inc., are traded on the Nasdaq National Market under the trading symbol "TRAV." As of March 1, 1999, there were approximately 124 holders of record of the Company's common stock.

MARKET PRICE RANGE
                                   1997                          1998
------------------------------------------------------------------------------------------------
                           HIGH           LOW            HIGH           LOW
First Quarter            $ 9 9/16       $ 7 1/4        $15 1/2        $12
Second Quarter             9 3/8          7             22 3/8         14 1/2
Third Quarter             12 1/4          8 5/8         23 1/2         13 1/2
Fourth Quarter            15 1/2         11 7/8         19 3/4         14
------------------------------------------------------------------------------------------------

DIVIDENDS PAID PER SHARE
(to Intrav, Inc. shareholders)
                            1997           1998
------------------------------------------------------------------------------------------------
First Quarter              $0.125         $0.125
Second Quarter              0.125          0.125
Third Quarter               0.125          0.125
Fourth Quarter              0.125          0.125
------------------------------------------------------------------------------------------------
   Year                    $0.50          $0.50
================================================================================================

